Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 21 DATED MARCH 15, 2019
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 10, dated September 7, 2018, Supplement No. 11, dated September 14, 2018, Supplement No. 12, dated October 5, 2018, Supplement No. 13, dated October 15, 2018, Supplement No. 14, dated November 15, 2018, Supplement No. 15, dated December 13, 2018, Supplement No. 16, dated January 7, 2019, Supplement No. 17, dated January 15, 2019, Supplement No. 18, dated January 25, 2019, Supplement No. 19, dated February 15, 2019 and Supplement No. 20, dated February 27, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price and offering price for each class of our common stock as of April 1, 2019;

•	the calculation of our February 28, 2019 NAV per share, as determined in accordance with our valuation procedures, for all share classes;

•	the status of our public and private offerings;

•	updated information with respect to our real properties;

•	updated information regarding distributions authorized by our board of directors;

•	updated information regarding redemptions;

•	updated selected financial data;

•	updated information regarding fees and expenses payable to the Advisor, the Dealer Manager and their affiliates;

•	updated experts information;

•	an update to the risk factors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2018;

•	updated information regarding quantitative and qualitative disclosures about market risk; and

•	the consolidated financial statements, notes and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2018.

•	APRIL 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2019 (and distribution reinvestment plan issuances following the close of business on March 31, 2019 and share redemptions as of March 31, 2019) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0534	$10.5271
Class W	$10.0534	$10.0534
Class I	$10.0534	$10.0534
The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2019. A calculation of the NAV per share is set forth in the section of this Supplement titled “February 28, 2019 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	FEBRUARY 28, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of Aggregate Fund NAV as of February 28, 2019 and January 31, 2019:

	As of
(in thousands)	February 28, 2019	January 31, 2019
Real estate properties	$343,050	$329,900
Cash and other assets, net of other liabilities	26,517	23,492
Debt obligations	(107,000)	(119,000)
Aggregate Fund NAV	$262,567	$234,392
Total Fund Interests outstanding	26,117	23,323
The following table sets forth the NAV per Fund Interest as of February 28, 2019 and January 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares	OP Units
As of February 28, 2019
Monthly NAV	$262,567	$252,626	$4,822	$4,396	$723
Fund Interests outstanding	26,117	25,128	480	437	72
NAV Per Fund Interest	$10.0534	$10.0534	$10.0534	$10.0534	$10.0534
As of January 31, 2019
Monthly NAV	$234,392	$227,168	$3,171	$3,331	$722
Fund Interests outstanding	23,323	22,604	316	331	72
NAV Per Fund Interest	$10.0497	$10.0497	$10.0497	$10.0497	$10.0497
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of February 28, 2019, we estimated approximately $9.8 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real properties as of February 28, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Holding period of real properties (years)	10.9

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.2%
	0.25% increase	(2.9)%
Discount rate (weighted-average)	0.25% decrease	2.1%
	0.25% increase	(2.1)%
The valuation of our debt obligations as of February 28, 2019 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the February 28, 2019 valuation was 3.76%.
A change in the market interest rates used could impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would not have a material impact on the fair value of our debt obligations. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.96%.

•	STATUS OF OUR PUBLIC AND PRIVATE OFFERINGS
A summary of our initial public offering (including shares sold through the primary offering and the Company’s distribution reinvestment plan (“DRIP”)) and the private offering, as of February 28, 2019, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders (1)	Total
Amount of gross proceeds raised:
Primary offering	$261,319	$4,742	$4,381	$—	$270,442
DRIP	2,832	14	123	—	2,969
Private offering (2)	62	—	62	376	500
Total offering	$264,213	$4,756	$4,566	$376	$273,911
Number of shares issued:
Primary offering	24,890	472	458	—	25,820
DRIP	282	1	12	—	295
Private offering (2)	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	25,179	479	480	—	26,138

(1)
Amount relates to notes payable issued to investors in the private offering. See “Note 6 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes.”

(2)	The private offering closed on December 1, 2016.
As of February 28, 2019, approximately 1.7 billion in shares of our common stock remained available for sale pursuant to our initial public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately 497.0 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in the primary offering.

•	REAL PROPERTIES
The following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments” beginning on page 127 of the Prospectus:
Real Estate Portfolio Overview
As of December 31, 2018, we owned and managed a real estate portfolio that included 13 industrial buildings totaling approximately 2.7 million square feet located in eight markets throughout the U.S., with 18 customers, and was 99.3% occupied (100.0% leased) with a weighted-average remaining lease term (based on square feet) of approximately 5.6 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. Our portfolio has an estimated aggregate weighted-average purchase price capitalization rate of approximately 4.2% (4.7% excluding contractual free rent during a portion of the year following acquisition of certain of the properties).
The purchase price capitalization rate is based on the property's projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs.
Unless otherwise indicated, the term “property” as used herein refers to one or more buildings in the same market that were acquired by us in the same transaction.
Building Types. Our industrial buildings consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of December 31, 2018:

Building Type	Description	Percent of Rentable Square Feet
Bulk distribution	Building size of 150,000 to over 1 million square feet, single or multi-customer	83.6%
Light industrial	Building size of 75,000 to 150,000 square feet, single or multi-customer	16.4
		100.0%
Portfolio Overview and Market Diversification. As of December 31, 2018, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $5.02 per square foot. The following table summarizes certain operating metrics of our portfolio by market as of December 31, 2018:

($ and square feet in thousands)	Number of Buildings	Rentable Square Feet	Occupied Rate (1)	Leased Rate (1)	Annualized Base Rent (2)
Central Valley	1	382	100.0%	100.0%	$2,138	15.7%
Chicago	2	386	100.0	100.0	554	4.1
D.C. / Baltimore	1	126	100.0	100.0	519	3.7
Las Vegas	1	482	100.0	100.0	2,547	18.7
Orlando	2	441	95.9	100.0	2,288	16.8
Pennsylvania	1	154	100.0	100.0	750	5.5
Southern California	4	709	100.0	100.0	4,428	32.5
South Florida	1	57	100.0	100.0	414	3.0
Total Portfolio	13	2,737	99.3%	100.0%	$13,638	100.0%

(1)
The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2018, multiplied by 12.
Lease Terms. Our industrial properties are typically subject to leases on a “triple net basis,” in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to 10 years, and often include renewal options.

Lease Expirations. As of December 31, 2018, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 5.6 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of December 31, 2018, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases	Occupied Square Feet		Annualized Base Rent (1)
2019	2	86	3.2%	$659	4.8%
2020	1	107	3.9	435	3.2
2021	2	370	13.6	2,386	17.5
2022	—	—	—	—	—
2023	6	1,218	44.8	6,475	47.5
2024	—	—	—	—	—
2025	4	376	13.8	1,859	13.6
2026	—	—	—	—	—
2027	—	—	—	—	—
Thereafter	3	562	20.7	1,824	13.4
Total occupied	18	2,719	100.0%	$13,638	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2018, multiplied by 12.
Customer Diversification. As we are early in the acquisition phase of our life cycle, there were seven customers that individually represented more than 5.0% of total annualized base rent or total occupied square feet as of December 31, 2018. The following table reflects our 10 largest customers, based on annualized base rent, which occupied a combined 2.1 million square feet as of December 31, 2018:

Customer	Percent of Total Occupied Square Feet	Percent of Total Annualized Base Rent
The Kroger Co.	17.7%	18.7%
Boyd Flotation, Inc.	11.7	14.8
City Furniture, Inc.	9.0	9.5
G.P.R. Logistics LLC	9.0	8.9
Pactra USA, Inc.	6.8	7.9
Exel, Inc.	7.3	7.8
Enersys Delaware Inc.	5.6	5.5
Lanic Engineering, Inc.	2.2	3.9
Lowe's Companies, Inc.	3.3	3.7
Kramer America, Inc.	3.3	3.6
Total	75.9%	84.3%
The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market, industry, and economic information that is generally publicly available.

Industry Diversification. The table below illustrates the diversification of our portfolio by industry classifications of our customers as of December 31, 2018:

($ and square feet in thousands)	Number of Leases	Occupied Square Feet		Annualized Base Rent (1)
Transportation / Logistics	3	628	23.1%	$3,352	24.6%
Home Furnishings	2	564	20.8	3,315	24.3
Food & Beverage	1	482	17.7	2,546	18.7
Storage / Warehousing	4	507	18.6	1,025	7.5
Auto	2	139	5.1	970	7.1
Aerospace	1	59	2.2	532	3.9
Home Improvement	1	89	3.3	505	3.7
Electrical / Wire	1	107	3.9	435	3.2
Refrigeration	1	57	2.1	414	3.0
Post & Courier Services	1	52	1.9	363	2.7
Apparel / Clothing	1	35	1.3	181	1.3
Total	18	2,719	100.0%	$13,638	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2018, multiplied by 12.
Debt Obligations. As of December 31, 2018, we had $119.0 million outstanding under our line of credit with an interest rate of 4.10% and a maturity date of September 18, 2020, excluding extension options. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information.
Completed Real Property Acquisitions
The following table summarizes our completed real property acquisitions as of the date they were acquired through the date of this filing:

($ in thousands)	Acquisition Date	Ownership Percentage	Purchase Price (1)	Purchase Price Capitalization Rate		Rentable Square Feet	Leased Rate
Ontario Industrial Center—Ontario, CA	2/26/2018	100%	$10,565	1.3%	(2)	86,000	100.0%
Pompano Industrial Center—Medley, FL	4/11/2018	100%	$7,375	5.2%		57,000	100.0%
Ontario Distribution Center—Ontario, CA	5/17/2018	100%	$30,770	3.5%	(2)	247,000	100.0%
Park 429 Logistics Center (3)	6/7/2018	100%	$45,700	3.0%	(4)	441,000	95.9%
Pescadero Distribution Center (3)	6/20/2018	100%	$45,750	4.7%		382,000	100.0%
Gothard Industrial Center—Huntington Beach, CA	6/25/2018	100%	$10,075	5.1%		59,000	100.0%
Midway Industrial Center—Odenton, MD	10/22/2018	100%	$7,987	6.5%		126,000	100.0%
Executive Airport Distribution Center—Henderson, NV	11/20/2018	100%	$51,050	5.0%		482,000	100.0%
Iron Run Distribution Center—Allentown, PA	12/4/2018	100%	$15,300	5.0%		154,000	100.0%
Elgin Distribution Center—Elgin, IL	12/11/2018	100%	$21,550	2.1%	(5)	257,000	100.0%
Addison Distribution Center II—Addison, IL	12/21/2018	100%	$12,500	5.0%		129,000	100.0%
Fontana Distribution Center—Fontana, CA	12/28/2018	100%	$42,129	4.7%		318,000	100.0%
Airport Industrial Center—Ontario, CA	1/8/2019	100%	$8,100	4.4%		53,000	100.0%
Kelly Trade Center—Austin, TX	1/31/2019	100%	$15,300	5.8%		119,000	100.0%
7A Distribution Center—Robbinsville, NJ	2/11/2019	100%	$12,100	6.3%		177,000	98.2%
Quakerbridge Plaza—Hamilton, NJ	3/11/2019	100%	$8,500	5.9%		76,000	100.0%

(1)	Reflects contractual purchase price amount exclusive of transfer taxes, due diligence expenses, and other closing costs.

(2)
We acquired this building with an in-place lease that has below-market rent for this type of property and location. If the rent under this lease was at the current market rate, we estimate that the purchase price capitalization rate would be 4.8%

for the Ontario Industrial Center and 5.0% for the Ontario Distribution Center. There is no assurance that, upon expiration of the lease, we will renew or re-lease this building at the then-current market rent rate.

(3)	This was a significant real property acquisition. Refer to Supplement No. 10, dated September 7, 2018, for further detail.

(4)	The purchase price capitalization rate is approximately 4.6% excluding contractual free rent during a portion of the year following the acquisition of this property.

(5)	The purchase price capitalization rate is approximately 5.2% excluding contractual free rent during a portion of the year following the acquisition of this property.

•	DISTRIBUTIONS
The following information should be read in conjunction with the sections titled “Prospectus Summary—Distribution Policy,” “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities...” and “Description of Capital Stock—Distributions” beginning on pages 31, 63, and 209, respectively, of the Prospectus:
There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on expense support from the Advisor and sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions. See “Prospectus Summary—Compensation to the Advisor and Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” for further detail regarding the waiver and expense support agreement among us, the Operating Partnership and the Advisor.
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a table detailing the sources used to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the years ended December 31, 2018 and 2017.

•	REDEMPTIONS
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for detail relating to our redemptions for the year ended December 31, 2018. We had not redeemed any shares of our common stock and had not received any eligible requests for redemption pursuant to our share redemption program for the year ended December 31, 2017.

•	SELECTED FINANCIAL DATA
The following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Selected Financial Data” beginning on page 195 of the Prospectus:
The following selected consolidated financial data should be read in conjunction with the section in this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2018, which consolidated financial statements and notes are included in the section of this Supplement titled “Consolidated Financial Statements and Notes.”

(in thousands, except per share data)	For the Year Ended December 31,				For the Period from Inception (August 12, 2014) to December 31, 2014 (1)
	2018 (1)	2017 (1)	2016 (1)	2015 (1)
Operating data:
Total revenues	$6,520	$—	$—	$—	$—
Total operating expenses	$(14,076)	$(1,223)	$(310)	$—	$—
Total other expenses	$(2,250)	$(309)	$(15)	$—	$—
Total expenses before expense support from Advisor	$(16,326)	$(1,532)	$(325)	$—	$—
Expense support from Advisor	$5,583	$1,735	$150	$—	$—
Net (expenses) income after expense support from Advisor	$(10,743)	$203	$(175)	$—	$—
Net (loss) income	$(4,223)	$203	$(175)	$—	$—
Net (loss) income attributable to common stockholders	$(4,223)	$203	$(175)	$—	$—
Net (loss) income per common share - basic and diluted	$(0.46)	$0.53	$(4.39)	$—	$—
Weighted-average shares outstanding	9,107	381	40	20	6
Distributions:
Gross cash distributions declared (2)	$4,942	$203	$11	$—	$—
Cash distributions declared per common share (2)(3)(4)	$0.5450	$0.5315	$0.1295	$—	$—
Company-defined FFO (5):
Reconciliation of net (loss) income to Company-defined FFO:
Net (loss) income attributable to common stockholders	$(4,223)	$203	$(175)	$—	$—
Total NAREIT-defined adjustments (6)	$3,541	$—	$—	$—	$—
Total Company-defined adjustments (7)	$4,900	$—	$—	$—	$—
Company-defined FFO	$4,218	$203	$(175)	$—	$—
Cash flow data:
Net cash provided by (used in) operating activities	$3,154	$264	$(482)	$—	$—
Net cash used in investing activities	$(299,953)	$—	$—	$—	$—
Net cash provided by financing activities	$304,774	$8,661	$2,402	$—	$201
	As of December 31,
(in thousands, except building count and number of customers)	2018 (1)	2017 (1)	2016 (1)	2015 (1)	2014 (1)
Balance sheet data:
Cash and cash equivalents	$19,016	$10,565	$1,640	$201	$201
Total assets	$324,620	$12,548	$2,530	$201	$201
Total liabilities	$152,847	$1,942	$415	$—	$—
Total stockholders' equity	$171,772	$10,605	$2,113	$200	$200
Gross offering proceeds raised during period (8)	$200,070	$10,190	$2,500	$—	$—
Shares outstanding	20,265	1,238	255	20	20
Portfolio data:
Number of buildings	13	—	—	—	—
Rentable square feet	2,737	—	—	—	—
Number of customers	18	—	—	—	—

(1)
The SEC declared the registration statement for our initial public offering effective on February 18, 2016. We broke escrow on November 30, 2016 and then adjusted our share class structure in July 2017. We commenced real estate operations on February

26, 2018 when we acquired our first property. We are early in the acquisition phase of our life cycle, and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offering. Accordingly, our year-over-year financial data is not directly comparable.

(2)	Gross cash distributions are total distributions before the deduction of distribution fees relating to Class T shares and Class W shares.

(3)
Amounts reflect the quarterly distribution rate authorized by our board of directors per Class I share of common stock. Our board of directors authorized distributions at this same rate per Class T and Class W share of common stock less respective distribution fees that are payable monthly with respect to such Class T and Class W shares (as calculated on a daily basis).

(4)
Cash distributions were authorized to all common stockholders of record as of the close of business on each day of the Initial Quarter. We met the minimum offering requirements in connection with our initial public offering on November 30, 2016. Accordingly, the Initial Quarter commenced on that date and ended on December 31, 2016.

(5)
Refer to the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Performance Measures” for a definition of Company-defined FFO, as well as a detailed reconciliation of our net (loss) income to Company-defined FFO.

(6)	Included in our NAREIT-defined adjustments is real estate-related depreciation and amortization.

(7)
Included in our Company-defined adjustments are acquisition expense reimbursements, which reflect amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on our behalf in connection with the selection, acquisition, development or origination of an asset.

(8)	Reflects gross offering proceeds raised from our public and private offerings.
Additional Performance Measures
See the section of this Supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	FEES AND EXPENSES PAYABLE TO THE ADVISOR, THE DEALER MANAGER AND THEIR AFFILIATES
1) The following data supplements, and should be read in conjunction with, the table at the end of each of the sections titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 25 and 170 to 171, respectively, of the Prospectus:
The table below provides information regarding fees paid to the Dealer Manager, the Advisor, and their affiliates in connection with our operations and this offering. This table includes amounts incurred for the years ended December 31, 2018 and 2017, as well as amounts payable as of December 31, 2018 and 2017.

	For the Year Ended		Payable as of
	December 31,		December 31,	December 31,
(in thousands)	2018	2017	2018	2017
Selling commissions—the Dealer Manager	$4,372	$203	$—	$—
Dealer manager fees—the Dealer Manager	4,430	253	—	—
Offering costs—the Advisor or its affiliates, including the Dealer Manager (1)	13,270	849	14,119	849
Distribution fees—the Dealer Manager (2)	7,938	406	7,625	402
Organization costs—the Advisor or its affiliates, including the Dealer Manager (1)	—	78	78	78
Advisory fee—the Advisor	1,624	—	923	—
Acquisition expense reimbursements—the Advisor (3)	4,900	—	3,500	—
Other expense reimbursements—the Advisor (4)	1,195	185	299	59
Total	$37,729	$1,974	$26,544	$1,388

(1)	As of December 31, 2018, the Advisor had incurred $14.4 million of offering costs and $0.1 million of organization costs on our behalf.

(2)
The distribution fees accrue daily and are payable monthly in arrears. The monthly amount of distribution fees payable is included in distributions payable on the condensed consolidated balance sheets. Additionally, we accrue for future estimated trailing amounts payable based on the shares outstanding as of the balance sheet date, which are included in distribution fees payable to affiliates on the condensed consolidated balance sheets. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares.

(3)
Reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on our behalf in connection with the selection, acquisition, development or origination of an asset.

(4)
Other expense reimbursements include certain expenses incurred in connection with the services provided to the Company under the Advisory Agreement. These reimbursements include a portion of compensation expenses of individual employees of the Advisor, including certain of the Company’s named executive officers, related to services for which the Advisor does not otherwise receive a separate fee. The Company reimbursed the Advisor approximately $0.9 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively, for such compensation expenses. There were no amounts reimbursed to the Advisor for the year ended December 31, 2016. The remaining amount of other expense reimbursements relate to other general overhead and administrative expenses including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

2) The following supplements, and should be read in conjunction with, the table at the end of each of the sections titled “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” on pages 26 to 27 and 172, respectively, of the Prospectus:
The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the Expense Support Agreement. As of December 31, 2018, the aggregate amount paid by the Advisor pursuant to the Expense Support Agreement was $7.5 million. No amounts have been reimbursed to the Advisor by the Company.

	For the Year Ended December 31,
(in thousands)	2018	2017
Fees deferred	$901	$—
Other expenses supported	4,682	1,735
Total expense support from Advisor (1)	$5,583	$1,735

(1)
As of December 31, 2018 and 2017, $0.7 million and $0.2 million, respectively, of expense support was payable to the Company by the Advisor and is included in due from affiliates on the consolidated balance sheets included in the section of this Supplement titled “Consolidated Financial Statements and Notes.”

•	EXPERTS
The accompanying consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule III, have been included in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements included in this Supplement under the section titled “February 28, 2019 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

•	RISK FACTORS
1) The following risk factor supersedes and replaces the second risk factor in the section titled “Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure” on page 66 of the Prospectus:

We anticipate that our investments will continue to be concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S., and our business could be adversely affected by an economic downturn in that sector or in those geographic areas.

We anticipate that our investments will continue to be concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S. Such industry concentration may expose us to the risk of economic downturns in this sector, such as downturns that may result from economic uncertainty with respect to imports and international trade or changes to trade agreements, to a greater extent than if our business activities included investing a more significant portion of the net proceeds of our public offering in other sectors of the real estate industry; and such market concentrations may expose us to the risk of economic downturns in these areas. As of December 31, 2018, 32.5%, 18.7%, 16.8% and 15.7% of

our total annualized base rent was concentrated in the Southern California, Las Vegas, Orlando and Central Valley markets, respectively. As a result of this geographic concentration, our business is dependent on the economy in these markets generally, and on the respective markets for industrial property demand in particular, which could expose us to greater economic risks than if we were invested in a more geographically diverse portfolio. In addition, if our customers are concentrated in any particular industry, any adverse economic developments in such industry could expose us to additional risks. These concentration risks could negatively impact our operating results and affect our ability to make distributions to our stockholders.

2) The following risk factor supersedes and replaces the third risk factor in the section titled “Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure” on pages 66 to 67 of the Prospectus:

We are dependent on customers for revenue and our inability to lease our properties or to collect rent from our customers will adversely affect our results of operations and returns to our stockholders.

Our revenues from property investments depend on the creditworthiness of our customers and would be adversely affected by the loss of or default by significant customers. Much of our customer base is comprised of non-rated and non-investment grade customers. As of December 31, 2018, our top five customers represented 59.8% of our total annualized base rent, our top ten customers represented 84.3% of our total annualized base rent and there were seven customers that individually represented more than 5.0% of our total annualized base rent. Our results of operations are currently substantially dependent on our top customers, and any downturn in their businesses could have a material adverse effect on our operations. In addition, certain of our properties are occupied by a single customer, and as a result, the success of those properties depends on the financial stability of that customer. Lease payment defaults by customers could impact operating results, causing us to lower our NAV, reduce the amount of distributions to our stockholders, or could force us to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a customer default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, the value of the property may be immediately and negatively affected and we may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss.

3) The following risk factor supersedes and replaces the fourth risk factor in the section titled “Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure” on page 67 of the Prospectus:

A prolonged national or world-wide economic downturn or volatile capital market conditions could harm our operations, cash flows and financial condition and lower returns to our stockholders.

If disruptions in the capital and credit markets occur, they could adversely affect our ability to obtain loans, credit facilities, debt financing and other financing, or, when available, to obtain such financing on reasonable terms, which could negatively impact our ability to implement our investment strategy.

If these disruptions in the capital and credit markets should occur again as a result of, among other factors, uncertainty, changing regulation, changes in trade agreements, reduced alternatives or additional failures of significant financial institutions, our access to liquidity could be significantly impacted. For example, customers and potential customers of our properties operate in industries including e-commerce, traditional retail, third-party logistics, warehousing and manufacturing, all of which may be adversely impacted by recently enacted and proposed changes to U.S. foreign trade policies, including tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other policies. Prolonged disruptions could result in us taking measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs could be arranged. Such measures could include deferring investments, reducing or eliminating the number of shares redeemed under our share redemption program and reducing or eliminating distributions we make to our stockholders.

We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies.

Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders.

4) The following risk factor supersedes and replaces the fourth risk factor in the section titled “Risk Factors—Risks Related to Debt Financing” on page 84 of the Prospectus:

Risks related to floating rate indebtedness rates could increase the amount of our debt payments and therefore negatively impact our operating results.

Borrowings under our line of credit are, and certain of our future debt may be, subject to the fluctuation of market interest rates such as the London Interbank Offered Rate (“LIBOR”), Prime rate, and other benchmark rates. Should such interest rates increase, our debt payments may also increase, reducing cash available for distributions. Furthermore, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments. Additionally, as it relates to any real estate assets that we may own, an increase in interest rates may negatively impact activity in the consumer market and reduce consumer purchases, which could adversely affect us.

Furthermore, U.S. and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices which are deemed to be “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, stated that it is the FCA’s intention that it will no longer be necessary to persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such statement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. As a result, it is possible that LIBOR will be discontinued or modified by 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR or other benchmarks. The use of alternative reference rates or other reforms could cause the interest rates for our floating rate indebtedness to be materially higher than expected.

5) The following risk factor is added on page 85 of the Prospectus at the end of the section titled "Risk Factors—Risks Related to Debt Financing":

We assume the risk that our credit facility lenders may not honor their commitments to us.

We may enter into credit facility arrangements with lenders pursuant to which, subject to certain conditions, they commit to lend us money, provide us with letters of credit or provide other financial services to us. If we fail to comply with the covenants in such arrangements, the lenders could declare us in default, accelerate the maturities of our borrowings and refuse to make loans or provide other financial services to us. Or, if a lender becomes unable or unwilling to honor its commitments to us, we may not receive the loans and other financial services for which we negotiated. In such a situation, a replacement lender may be difficult or impossible to find quickly or at all. If we are unable to receive loans and other financial services, our liquidity and business could be negatively impacted.

•	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read together with our consolidated financial statements and notes included in the section of this Supplement titled “Consolidated Financial Statements and Notes.” The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on pages vii to viii of the Prospectus for a description of these risks and uncertainties.

OVERVIEW
General
Black Creek Industrial REIT IV Inc. is a Maryland corporation formed on August 12, 2014 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We currently operate as a REIT for U.S. federal income tax purposes, and elected to be treated as a REIT beginning with our taxable year ended December 31, 2017. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.
We have registered with the SEC an initial public offering of up to $2.0 billion in shares of our common stock in any combination of Class T shares, Class W shares and Class I shares, consisting of $1.5 billion in our primary offering and up to $500.0 million in shares under our distribution reinvestment plan. We are offering shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of common stock, and is available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.
As of December 31, 2018, we had raised gross proceeds of approximately $212.8 million from the sale of 20.3 million shares of our common stock and the issuance of notes payable in our public and private offerings, including shares issued pursuant to our distribution reinvestment plan. See “Note 8 to the Consolidated Financial Statements” for information concerning our public and private offerings in the section of this Supplement titled “Consolidated Financial Statements and Notes.”
As of December 31, 2018, we owned and managed a real estate portfolio that included 13 industrial buildings totaling approximately 2.7 million square feet located in eight markets throughout the U.S., with 18 customers, and was 99.3% occupied (100.0% leased) with a weighted-average remaining lease term (based on square feet) of 5.6 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.
We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.
Our primary investment objectives include the following:

•	preserving and protecting our stockholders’ capital contributions

•	providing current income to our stockholders in the form of regular cash distributions; and

•	realizing capital appreciation upon the potential sale of our assets or other liquidity events.
There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.
We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.
We expect to execute our corporate financing strategy by considering various lending sources, which may include long-term fixed-rate mortgage loans, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and the assumption of existing loans in connection with certain property acquisitions, or any combination of the foregoing.
Real Estate Outlook
Overall, fundamentals for the U.S. industrial real estate sector continue to remain healthy, primarily driven by the continued growth in the U.S. economy. Both U.S. gross domestic product (“GDP”) and consumer spending, including online retailing (or e-commerce), remain positive and we believe will continue growing over the next several quarters. There is a high correlation between these statistics and industrial warehouse demand. Additionally, forecasted growth in both employment and population levels is expected to drive consumer spending growth over the longer-term, leading to increased utilization of distribution warehouses. We expect moderate economic growth in the U.S. to continue throughout 2019, which should continue to drive positive demand for warehouse space as companies expand and upgrade their distribution networks and supply chains.
While growth in the U.S. economy has continued, global economic growth has slowed due to structural factors and increased restrictions on international trade, such as tariffs and quotas on imports. Financial market conditions tightened significantly and volatility has persisted following the 2016 and 2018 U.S. elections especially regarding concerns over protectionism, global trade and stock market valuations, which have led to decreased currency valuations and increased bond yields globally. Heightened policy uncertainty in the U.S., China, and Europe will likely weigh on global economies and capital flows throughout the coming year.
Despite certain global uncertainties, the U.S. industrial real estate sector continues to benefit from positive net absorption (the net change in total occupied industrial space), low vacancy rates and continued rent growth in our primary target markets. Consistent with recent experience and based on current market conditions, we expect average net effective rental rates on new leases signed during 2019 to be higher than the rates on expiring leases.
Technological advancements, shifting consumer preferences, and the resultant supply-chain innovations have supported continued growth of e-commerce. The dollar volume of retail goods purchased online continues to grow significantly, averaging a 14.6% annual increase compounded over the past five years, reaching $498.7 billion over the past year, and comprises an increasing proportion of total retail sales. As online sales grow and more retailers continue to adapt to changing consumer preferences and technologies, the need for highly-functional warehouse space near major cities is expected to increase.
The capital markets outlook for industrial real estate remains strong as institutional investor demand continues to increase in part driven by both the current industrial real estate fundamentals and the ongoing secular shift to online consumer spending.
RESULTS OF OPERATIONS
Summary of 2018 Activities
During 2018, we completed the following activities:

•	Our NAV was $10.06 per share as of December 31, 2018.

•	We raised $200.1 million of gross equity capital from our initial public offering.

•
We acquired 13 industrial buildings comprising 2.7 million square feet for an aggregate total purchase price of approximately $300.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We funded these acquisitions with proceeds from our public offering and borrowings under our line of credit.

•	As of December 31, 2018, our portfolio consisted of 13 buildings in eight markets and was 99.3% occupied and 100.0% leased.
The SEC declared the registration statement for our public offering effective on February 18, 2016. We broke escrow on November 30, 2016 and then adjusted our share class structure in July 2017. We commenced real estate operations on February 26, 2018 when we acquired our first property. We are early in the acquisition phase of our life cycle, and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offering. Accordingly, our operating results for the years ended December 31, 2018, 2017 and 2016 are not directly comparable, nor are our results of operations for the year ended December 31, 2018 indicative of those expected in future periods. We believe that our revenues, operating expenses and interest expense will continue to increase in future periods as a result of continued growth in our portfolio and as a result of the incremental effect of anticipated future acquisitions of industrial real estate properties.

Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
The following table summarizes the changes in our results of operations for the years ended December 31, 2018 and 2017. Same store information is not provided due to the fact that all buildings were acquired during 2018.

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	Change
Total revenues	$6,520	$—	$6,520
Total rental expenses	(1,252)	—	(1,252)
Total net operating income	5,268	—	5,268
Other income and (expenses):
Real estate-related depreciation and amortization	(3,541)	—	(3,541)
General and administrative expenses	(1,564)	(960)	(604)
Organization expenses, related party	—	(78)	78
Advisory fees, related party	(1,624)	—	(1,624)
Acquisition expense reimbursements, related party	(4,900)	—	(4,900)
Other expense reimbursements, related party	(1,195)	(185)	(1,010)
Interest expense	(2,250)	(309)	(1,941)
Total expense support from Advisor	5,583	1,735	3,848
Total other income (expense)	(9,491)	203	(9,694)
Net (loss) income	(4,223)	203	(4,426)
Net (loss) income attributable to noncontrolling interests	—	—	—
Net (loss) income attributable to common stockholders	$(4,223)	$203	$(4,426)
Weighted-average shares outstanding	9,107	381	8,726
Net (loss) income per common share - basic and diluted	$(0.46)	$0.53	$(0.99)

	As of December 31,
(square feet in thousands)	2018	2017
Portfolio data:
Total buildings	13	—
Total rentable square feet	2,737	—
Total number of customers	18	—
Percent occupied of total portfolio (1)	99.3%	—%
Percent leased of total portfolio (1)	100.0%	—%

(1) See “Overview—General” above for a description of the occupied and leased rates.
Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above- and below-market lease assets and liabilities, and tenant reimbursement revenue. Total rental revenues increased for the year ended December 31, 2018, as compared to the same period in 2017, due to our acquisition activity during 2018.
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and utilities. Total rental expenses increased for the year ended December 31, 2018, as compared to the same period in 2017, due to our acquisition activity during 2018.
Results of Operations. Results of operations for the year ended December 31, 2018 were impacted by the following increase in expenses, which were each due to our acquisition activity during 2018:

•	real estate-related depreciation and amortization expense and advisory fees;

•	acquisition expense reimbursements due to the Advisor as a result of us commencing our acquisition phase in 2018;

•
interest expense primarily due to average net borrowings under the line of credit of $32.7 million for the year ended December 31, 2018 as compared to no net borrowings under the line of credit for the year ended December 31, 2017;

•
general and administrative expenses that primarily consisted of: (i) compensation to our independent directors; (ii) accounting and legal expenses incurred; and (iii) other professional services incurred; and

•	other expense reimbursements due to the Advisor primarily relating to compensation for services provided by individual employees of the Advisor.
Offsetting the increases above was:

•
higher expense support from the Advisor pursuant to the Expense Support Agreement, as described in “Note 10 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes.”

Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
As of December 31, 2017, we were in our organizational and development stage and had not commenced property operations. For the year ended December 31, 2017, our results of operations were primarily comprised of:

•
General and administrative expenses that primarily consisted of: (i) compensation to our independent directors; (ii) accounting and legal expenses incurred; (iii) insurance and other expenses for our independent directors and officers; (iv) compensation to individual employees of the Advisor.

•	Organization expenses consisted of expense reimbursements to the Advisor;

•
Expense support from the Advisor pursuant to the Expense Support Agreement, as described in “Note 10 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes.”

•	Interest expense related to the notes payable to investors in the private offering and costs related to our line of credit.
For the year ended December 31, 2016, our results of operations consisted solely of general and administrative expenses incurred related to the compensation to our independent directors and insurance for our independent directors and officers.
ADDITIONAL MEASURES OF PERFORMANCE
Net Operating Income (“NOI”)
We define NOI as GAAP rental revenues less GAAP rental expenses. For the year ended December 31, 2018, GAAP net loss attributable to common stockholders was $4.2 million and NOI was $5.3 million. For the year ended December 31, 2017, GAAP net income attributable to common stockholders was $0.2 million. There was no NOI for the years ended December 31, 2017 and 2016. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, acquisition-related expenses, impairment charges, general and administrative expenses, and interest expense. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such expenses, which expenses could materially impact our results of operations. Further, our calculation of NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI. Therefore, we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance. Refer to “Results of Operations” above for a reconciliation of our GAAP net income (loss) to NOI for the year ended December 31, 2018.
Funds from Operations (“FFO”), Company-defined Funds from Operations (“Company-Defined FFO”) and Modified Funds from Operations (“MFFO”)
We believe that FFO, Company-defined FFO, and MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. Fees deferred or waived by the Advisor and payments received from the Advisor pursuant to the expense support agreement are included in determining our net income (loss), which is used to determine FFO, Company-defined FFO, and MFFO. If we had not received expense support from the Advisor, our FFO, Company-defined FFO, and MFFO would have been lower. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.
Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization and also excludes acquisition-related costs, which are characterized as expenses in determining net income (loss) under GAAP. The purchase of operating properties has been a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, the corresponding acquisition-related costs are driven by transactional activity rather than factors specific to the on-going operating performance of our properties or investments. Company-defined FFO may not be a complete indicator of our operating performance, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.
MFFO. As defined by the Institute for Portfolio Alternatives (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.
We are early in the acquisition phase of our life cycle. Management does not include historical acquisition-related costs in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. We use FFO, Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. Although some REITs may present similar measures differently from us, we believe FFO, Company-defined FFO and MFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate FFO, Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of FFO, Company-defined FFO and MFFO.

The following unaudited table presents a reconciliation of GAAP net (loss) income to NAREIT FFO, Company-defined FFO and MFFO:

	For the Year Ended December 31,			For the Period from Inception (August 12, 2014) to December 31, 2018
(in thousands, except per share data)	2018	2017	2016
GAAP net (loss) income attributable to common stockholders	$(4,223)	$203	$(175)	$(4,195)
GAAP net (loss) income per common share	$(0.46)	$0.53	$(4.39)	$(3.02)
Reconciliation of GAAP net (loss) income to NAREIT FFO:
GAAP net (loss) income attributable to common stockholders	$(4,223)	$203	$(175)	$(4,195)
Add NAREIT-defined adjustments:
Real estate-related depreciation and amortization	3,541	—	—	3,541
NAREIT FFO attributable to common stockholders	$(682)	$203	$(175)	$(654)
NAREIT FFO per common share	$(0.07)	$0.53	$(4.39)	$(0.47)
Reconciliation of NAREIT FFO to Company-defined FFO:
NAREIT FFO attributable to common stockholders	$(682)	$203	$(175)	$(654)
Add Company-defined adjustments:
Acquisition expense reimbursements	4,900	—	—	4,900
Company-defined FFO attributable to common stockholders	$4,218	$203	$(175)	$4,246
Company-defined FFO per common share	$0.46	$0.53	$(4.39)	$3.05
Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO attributable to common stockholders	$4,218	$203	$(175)	$4,246
Deduct MFFO adjustments:
Straight-line rent and amortization of above/below market leases	(1,673)	—	—	(1,673)
MFFO attributable to common stockholders	$2,545	$203	$(175)	$2,573
MFFO per common share	$0.28	$0.53	$(4.39)	$1.85
Weighted-average shares outstanding	9,107	381	40	1,391
We believe that: (i) our FFO loss of $0.7 million, or $0.07 per share, as compared to the cash distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) in the amount of $4.9 million or $0.55 per share, for the year ended December 31, 2018; and (ii) our FFO loss of $0.7 million, or $0.47 per share, as compared to the cash distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) of $5.2 million, or $1.21 per share, for the period from inception (August 12, 2014) to December 31, 2018, are not indicative of future performance as we recently initiated the acquisition phase of our life cycle. See “—Capital Resources and Uses of Liquidity—Cash Distributions” below for details concerning our cash distributions, which are paid in cash or reinvested in shares of our common stock by participants in our distribution reinvestment plan.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements during our acquisition phase are and will be net proceeds from our public offerings, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, cash resulting from the expense support provided by the Advisor and cash generated from operating activities. Our principal uses of funds are, and will be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, and distributions to our stockholders. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. There may be a delay between the deployment of proceeds raised from our public offerings and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments.
The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will continue to evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offering in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, anticipated financing activities and cash resulting from the expense support provided by the Advisor will be sufficient to meet our liquidity needs for the foreseeable future.
Cash Flows. The following summarizes our cash flows, as determined on a GAAP basis, for the periods presented below.
2018 Cash Flows Compared to 2017 Cash Flows
Cash provided by operating activities of $3.2 million for the year ended December 31, 2018 was primarily a result of expense support provided by the Advisor during the year and growth in our property operations, offset in part by interest expense and other expense reimbursements paid to the Advisor’s affiliates. Cash used in investing activities of $300.0 million was related to our acquisition activity during 2018. Cash provided by financing activities of $304.8 million for the year ended December 31, 2018 was primarily due to our net borrowing activity under our line of credit and proceeds from the issuance of our common stock, partially offset by the cash distributions paid to our common stockholders.
Cash provided by operating activities of $0.3 million for the year ended December 31, 2017 was primarily a result of expense support provided by the Advisor during the period, which was offset by general, administrative, and organization expenses. Cash provided by financing activities of $8.7 million for the year ended December 31, 2017 was primarily due to: (i) net proceeds raised from our initial public offering; (ii) debt issuance costs paid related to the line of credit, which include up-front fees and costs incurred in order to be able to access the line of credit; and (iii) to the cash distributions we paid to our common stockholders.
2017 Cash Flows Compared to 2016 Cash Flows
Cash used in operating activities of $0.5 million for the year ended December 31, 2016 was primarily related to general, administrative and organization expenses. Cash provided by financing activities of $2.4 million for the year ended December 31, 2016 was primarily related to net proceeds from our public and private offerings.
Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balance available, our capital resources and uses of liquidity are as follows:
Line of Credit. On September 18, 2017, we entered into a credit facility agreement with an initial aggregate revolving loan commitment of $100.0 million, and on June 28, 2018 we increased the commitment to $200.0 million. We have the ability from time to time to increase the size of the credit facility by up to an additional $400.0 million for a total of up to $600.0 million, subject to receipt of lender commitments and satisfaction of other conditions. Any increase to the size of the credit facility may be in the form of an increase in the aggregate revolving loan commitments, the establishment of a term loan, or a combination of both. The maturity date of the line of credit is September 18, 2020, and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Borrowings under the line of credit will be charged interest based on either: (i) LIBOR plus a margin ranging from 1.60% to 2.50%; or (ii) an alternative base rate plus a margin ranging from 0.60% to 1.50%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The line of credit is available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by us. A pledge of equity interests in our subsidiaries that directly own unencumbered properties will be provided until such time as we elect to terminate such pledges, subject to satisfaction of certain financial covenants. As of December 31, 2018, we had $119.0 million outstanding under the line of credit with an interest rate of 4.10%. the unused portion was $80.9 million, of which $63.7 million was available.
Debt Covenants Our line of credit contains various property-level covenants, including customary affirmative and negative covenants, as well as certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all covenants as of December 31, 2018.

Offering Proceeds. As of December 31, 2018, aggregate gross proceeds raised from our public and private offerings, including proceeds raised through our distribution reinvestment plan, were $212.8 million ($189.4 million net of direct selling costs).
Distributions. We intend to continue to accrue and make cash distributions on a regular basis. For the year ended December 31, 2018, 100.0% of our total gross cash distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically 51.9% of our total gross cash distributions were paid from cash provided by expense support from the Advisor, and 48.1% of our total gross cash distributions were funded with proceeds from shares issued pursuant to our distribution reinvestment plan. Some or all of our future cash distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates (including cash received pursuant to the Expense Support Agreement as described in “Note 10 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes.”), interest income from our cash balances, and the net proceeds from primary shares sold in our initial public offering. We have not established a cap on the amount of our cash distributions that may be paid from any of these sources. The amount of any cash distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.
For the first quarter of 2019, our board of directors authorized monthly cash distributions to all common stockholders of record as of the close of business on the last business day of each month for the first quarter of 2019, or January 31, 2019, February 28, 2019 and March 30, 2019 (each a “Distribution Record Date”). The distributions were authorized at a quarterly rate of (i) $0.13625 per Class I share of common stock and (ii) $0.13625 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class W shares. This quarterly rate is equal to a monthly rate of (i) $0.04542 per Class I share of common stock and (ii) $0.04542 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class W shares. Cash distributions for each month of the first quarter of 2019 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.
There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on expense support from the Advisor and sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions. See “Note 10 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the Expense Support Agreement.
The following table outlines sources used, as determined on a GAAP basis, to pay total gross cash distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the quarters ended as of the dates indicated below:

	Source of Cash Distributions
($ in thousands)	Provided by Expense Support (1)		Provided by Operating Activities		Proceeds from Financing Activities		Proceeds from DRIP (2)		Gross Distributions (3)
2018
December 31	$1,153	51.1%	$—	—%	$—	—%	$1,102	48.9%	$2,255
September 30	751	52.4	—	—	—	—	681	47.6	1,432
June 30	452	53.1	—	—	—	—	399	46.9	851
March 31	207	51.2	—	—	—	—	197	48.8	404
Total	$2,563	51.9%	$—	—%	$—	—%	$2,379	48.1%	$4,942
2017
December 31	$57	56.4%	$—	—%	$—	—%	$44	43.6%	$101
September 30	25	69.4	—	—	—	—	11	30.6	36
June 30	23	69.7	—	—	—	—	10	30.3	33
March 31	23	69.7	—	—	—	—	10	30.3	33
Total	$128	63.1%	$—	—%	$—	—%	$75	36.9%	$203

(1)
For the years ended December 31, 2018 and 2017, the Advisor provided expense support of $5.6 million and $1.7 million, respectively. Refer to “Note 10 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for a description of the expense support agreement.

(2)	Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares issued in the primary portion of our initial public offering.
For the year ended December 31, 2018, our cash flows provided by operating activities was $3.2 million as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in shares issued pursuant to our distribution reinvestment plan) of $4.9 million. For the year ended December 31, 2017, our cash flows used in operating activities was $0.3 million as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in shares issued pursuant to our distribution reinvestment plan) of $0.2 million.
Refer to “Note 8 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding our cash distributions.
Redemptions. For the year ended December 31, 2018, we received eligible redemption requests for approximately 63,000 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $603,000, or an average price of $9.57 per share. We had not redeemed any shares of our common stock and had not received any eligible requests for redemption pursuant to our share redemption program for the year ended December 31, 2017.
RECENTLY ISSUED ACCOUNTING STANDARDS
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We adopted the standard when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. Under the practical expedients election, we would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. We also adopted ASU 2018-01 when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and nonlease components. We adopted ASU 2018-20 when it became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standard. The adoption of these standards did not have a material effect on our consolidated financial statements.

SUBSEQUENT EVENTS
Status of the Public and Private Offerings
A summary of our initial public offering (including shares sold through the primary offering and the Company’s distribution reinvestment plan (“DRIP”)) and the private offering, as of February 28, 2019, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders (1)	Total
Amount of gross proceeds raised:
Primary offering	$261,319	$4,742	$4,381	$—	$270,442
DRIP	2,832	14	123	—	2,969
Private offering (2)	62	—	62	376	500
Total offering	$264,213	$4,756	$4,566	$376	$273,911
Number of shares issued:
Primary offering	24,890	472	458	—	25,820
DRIP	282	1	12	—	295
Private offering (2)	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	25,179	479	480	—	26,138

(1)
Amount relates to notes payable issued to investors in the private offering. See “Note 6 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for additional details.

(2)	The private offering closed on December 1, 2016.
As of February 28, 2019, approximately $1.7 billion in shares of our common stock remained available for sale pursuant to our initial public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $497.0 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in the primary offering.
Completed Acquisitions
Airport Industrial Center. On January 8, 2019, we acquired one industrial building located in the Southern California market (the “Airport Industrial Center”). The total purchase price was $8.1 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.
Kelly Trade Center. On January 31, 2019, we acquired one industrial building located in the Austin market (the “Kelly Trade Center”). The total purchase price was $15.3 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.
7A Distribution Center. On February 11, 2019, we acquired one industrial building located in the New Jersey market (the “7A Distribution Center”). The total purchase price was $12.1 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.
Acquisitions Under Contract
As of February 28, 2019, we had entered into a contract to acquire a property with a contract purchase price of approximately $8.5 million, comprised of one industrial building.
Amended and Restated Credit Facility Agreement
On February 21, 2019, we amended and restated our credit facility agreement. Refer to “Note 15 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for further detail.
Amended and Restated Expense Support Agreement
On January 1, 2019, we, the Advisor and the Operating Partnership entered into the Second Amended and Restated Expense Support Agreement. Refer to “Note 15 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for further detail.

CONTRACTUAL OBLIGATIONS
The following table summarizes future obligations, due by period, as of December 31, 2018, under our various contractual obligations and commitments:

(in thousands)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Line of credit	$4,950	$122,309	$—	$—	$127,259
Notes payable to stockholders (1)	84	167	167	1,921	2,339
Acquisition expense reimbursements (2)	—	3,500	—	—	3,500
Total	$5,034	$125,976	$167	$1,921	$133,098

(1)
Includes principal and interest on the note payable issued pursuant to our private offering. See “Note 6 to the Consolidated Financial Statements” in the section in this Supplement titled “Consolidated Financial Statements and Notes” for more detail.

(2)
Reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on the Company’s behalf in connection with the selection, acquisition, development or origination of an asset.

OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have a material effect, on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.
Investment in Real Estate Properties
When we acquire a property, we first determine whether an acquisition constitutes a business or asset acquisition. Upon acquisition, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associates with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider customer improvements, leasing commissions and legal and other related expenses.
Impairment of Real Estate Properties
We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

•	QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We may be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2018, our debt outstanding consisted of borrowings under our line of credit and notes payable to investors in our private offering.
Fixed Interest Rate Debt. As of December 31, 2018, our fixed interest rate debt consisted of $0.4 million of notes payable issued pursuant to our private offering. The interest rate on these notes is fixed and therefore the notes are not subject to interest rate fluctuations. Based on our debt as of December 31, 2018, we do not expect that market fluctuations in interest rates will have a significant impact on our future earnings or operating cash flows.
Variable Interest Rate Debt. As of December 31, 2018, our variable interest rate debt consisted of $119.0 million of borrowings under our line of credit. Interest rate changes on our variable-rate debt could impact our future earnings and cash flows, but would not significantly affect the fair value of such debt. As of December 31, 2018, we were exposed to market risks related to fluctuations in interest rates on $119.0 million of borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of December 31, 2018, would change our annual interest expense by approximately $0.3 million.

•	CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Black Creek Industrial REIT IV Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Black Creek Industrial REIT IV Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2014.
Denver, Colorado
March 6, 2019

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except per share data)	2018	2017
ASSETS
Net investment in real estate properties	$301,371	$—
Cash and cash equivalents	19,016	10,565
Restricted cash	5	481
Straight-line and tenant receivables	1,394	—
Prepaid expenses	440	420
Due from affiliates	517	191
Debt issuance costs related to line of credit, net of amortization	1,167	887
Acquisition deposits	675	—
Other assets	35	4
Total assets	$324,620	$12,548
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,190	$210
Line of credit	119,000	—
Notes payable to stockholders, net of debt issuance costs	376	353
Due to affiliates	18,439	929
Distributions payable	920	56
Distribution fees payable to affiliates	7,457	394
Other liabilities	5,465	—
Total liabilities	152,847	1,942
Commitments and contingencies (Note 13)
Equity
Stockholders' equity:
Preferred stock, $0.01 par value - 200,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.01 par value per share - 1,200,000 shares authorized, 19,759 and 976 shares issued and outstanding, respectively	198	10
Class W common stock, $0.01 par value per share - 75,000 shares authorized, 161 and 6 shares issued and outstanding, respectively	2	—
Class I common stock, $0.01 par value per share - 225,000 shares authorized, 345 and 256 shares issued and outstanding, respectively	3	2
Additional paid-in capital	180,125	10,859
Accumulated deficit	(8,556)	(266)
Total stockholders' equity	171,772	10,605
Noncontrolling interests	1	1
Total equity	171,773	10,606
Total liabilities and equity	$324,620	$12,548

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Revenues:
Rental revenues	$6,520	$—	$—
Total revenues	6,520	—	—
Operating expenses:
Rental expenses	1,252	—	—
Real estate-related depreciation and amortization	3,541	—	—
General and administrative expenses	1,564	960	269
Organization expenses, related party	—	78	40
Advisory fees, related party	1,624	—	—
Acquisition expense reimbursements, related party	4,900	—	—
Other expense reimbursements, related party	1,195	185	1
Total operating expenses	14,076	1,223	310
Other expenses:
Interest expense and other	2,250	309	15
Total other expenses	2,250	309	15
Total expenses before expense support	16,326	1,532	325
Total expense support from the Advisor	5,583	1,735	150
Net (expenses) income after expense support	(10,743)	203	(175)
Net (loss) income	(4,223)	203	(175)
Net (loss) income attributable to noncontrolling interests	—	—	—
Net (loss) income attributable to common stockholders	$(4,223)	$203	$(175)
Weighted-average shares outstanding	9,107	381	40
Net (loss) income per common share - basic and diluted	$(0.46)	$0.53	$(4.39)

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders' Equity
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Noncontrolling Interests	Total Equity
(in thousands)	Shares	Amount
Balance as of December 31, 2015	20	$—	$200	$—	$1	$201
Net loss	—	—	—	(175)	—	(175)
Issuance of common stock	235	2	2,122	—	—	2,124
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(25)	—	—	(25)
Distributions to stockholders	—	—	—	(11)	—	(11)
Balance as of December 31, 2016	255	$2	$2,297	$(186)	$1	$2,114
Net income	—	—	—	203	—	203
Issuance of common stock	983	10	10,273	—	—	10,283
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(1,305)	—	—	(1,305)
Trailing distribution fees	—	—	(406)	12	—	(394)
Dividends to stockholders	—	—	—	(295)	—	(295)
Balance as of December 31, 2017	1,238	$12	$10,859	$(266)	$1	$10,606
Net loss	—	—	—	(4,223)	—	(4,223)
Issuance of common stock	19,090	191	199,879	—	—	200,070
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(22,072)	—	—	(22,072)
Trailing distribution fees	—	—	(7,938)	875	—	(7,063)
Redemptions of common stock	(63)	—	(603)	—	—	(603)
Dividends to stockholders	—	—	—	(4,942)	—	(4,942)
Balance as of December 31, 2018	20,265	$203	$180,125	$(8,556)	$1	$171,773

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Operating activities:
Net (loss) income	$(4,223)	$203	$(175)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Real estate-related depreciation and amortization	3,541	—	—
Straight-line rent and amortization of above- and below-market leases	(1,673)	—	—
Amortization of debt issuance costs	557	152	2
Changes in operating assets and liabilities:
Tenant receivables, prepaid expenses and other assets	(133)	(163)	(261)
Accounts payable and accrued liabilities	1,175	110	101
Due from / to affiliates, net	3,910	(38)	(149)
Net cash provided by (used in) operating activities	3,154	264	(482)
Investing activities:
Real estate acquisitions	(298,478)	—	—
Acquisition deposits	(675)	—	—
Capital expenditures	(800)	—	—
Net cash used in investing activities	(299,953)	—	—
Financing activities:
Proceeds from line of credit	203,000	—	—
Proceeds from notes to stockholders	—	—	376
Repayments of line of credit	(84,000)	—	—
Debt issuance costs paid	(814)	(990)	(74)
Proceeds from issuance of common stock	189,309	9,933	2,125
Offering costs paid upon issuance of common stock	—	(176)	(25)
Distributions paid to common stockholders	(1,404)	(102)	—
Distribution fees paid to affiliates	(714)	(4)	—
Redemptions of common stock	(603)	—	—
Net cash provided by financing activities	304,774	8,661	2,402
Net increase in cash, cash equivalents and restricted cash	7,975	8,925	1,920
Cash, cash equivalents, and restricted cash, at beginning of period	11,046	2,121	201
Cash, cash equivalents and restricted cash, at end of period	$19,021	$11,046	$2,121

See accompanying Notes to Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS
Black Creek Industrial REIT IV Inc. (the “Company”) is a Maryland corporation formed on August 12, 2014. Unless the context otherwise requires, the “Company” refers to Black Creek Industrial REIT IV Inc. and its consolidated subsidiaries, which includes BCI IV Operating Partnership LP (the “Operating Partnership”).
The Company was formed to make equity and debt investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the U.S. Although the Company intends to focus investment activities primarily on distribution warehouses and other industrial properties, its charter and bylaws do not preclude it from investing in other types of commercial property, real estate debt, or real estate-related equity securities. The Company operates as one reportable segment comprised of industrial real estate.
The Company operates as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, and elected to be treated as a REIT beginning with its taxable year ended December 31, 2017. The Company utilizes an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of its properties and securities through the Operating Partnership, of which the Company is the sole general partner and a limited partner.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Basis of Consolidation
The consolidated financial statements include the accounts of Black Creek Industrial REIT IV Inc., the Operating Partnership, and its wholly-owned subsidiaries, as well as amounts related to noncontrolling interests. See “Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests. All material intercompany accounts and transactions have been eliminated.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.
Reclassifications
Certain items in the Company’s consolidated balance sheet for 2017 have been reclassified to conform to the 2018 presentation. Future estimated distribution fees payable have been reclassified from due to affiliates and are presented separately in the consolidated balance sheets.
Certain items in the Company’s consolidated statements of operations for 2017 and 2016 have been reclassified to conform to the 2018 presentation. Other expense reimbursements have been reclassified from general and administrative expenses and are presented separately in the consolidated statements of operations.
Investment in Real Estate Properties
The Company first determines whether an acquisition constitutes a business or asset acquisition. Upon either a business or asset acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-

market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”
If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with any of the properties acquired during 2018. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the balance sheet when certain criteria are met.
The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of the Company’s real estate assets are capitalized as incurred. These costs include capitalized interest and development acquisition fees. Other than the transaction costs associated with the acquisition of a property described above, the Company does not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building	20 to 40 years
Building and land improvements	5 to 20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options
Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.
Straight-line Rent and Tenant Receivables
Straight-line rent and tenant receivables include all straight-line rent and accounts receivable, net of allowances. The Company maintains an allowance for estimated losses that may result from the inability of certain of its customers to make required payments. If a customer fails to make contractual payments beyond any allowance, the Company may recognize additional bad debt expense in future periods equal to the net outstanding balances. There was no allowance for doubtful accounts as of December 31, 2018 and 2017.

Debt Issuance Costs
Debt issuance costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the terms of the related credit facilities. Unamortized debt issuance costs are written off if debt is retired before its maturity date. Debt issuance costs related to the line of credit include up-front fees and costs incurred in order to close on the commitments for the line of credit. As such, these costs are recorded as an asset on the consolidated balance sheets. Debt issuance costs related to the notes payable to certain stockholders are recorded as a direct deduction from the principal amount of that liability.
Distribution Fees
Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T shares and Class W shares in the primary portion of the Company’s initial public offering. The Company accrues for: (i) the monthly amount payable as of the balance sheet date, and (ii) the estimated amount of distribution fees to be paid in future periods based on the Class T shares and Class W shares outstanding as of the balance sheet date. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 10” for additional information regarding when distribution fees become payable.
Noncontrolling Interests
Due to the Company’s control of the Operating Partnership through its sole general partner interest and its limited partner interest, the Company consolidates the Operating Partnership. The limited partner interests not owned by the Company are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity. As the limited partner interests do not participate in the profits and losses of the Operating Partnership, there is no net income or loss attributable to the noncontrolling interests on the consolidated statements of operations. See “Note 12” for additional information.
Revenue Recognition
The Company records rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, the Company records receivables from tenants for rent that the Company expects to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. When the Company acquires a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation.
Tenant reimbursement revenue includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as rental revenue in the period the applicable expenses are incurred. For the year ended December 31, 2018, tenant reimbursement revenue recognized in rental revenues was approximately $1.0 million. There was no tenant reimbursement revenue for the years ended December 31, 2017 nor 2016.
In connection with property acquisitions, the Company may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.
The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.
Upon the disposition of an asset, the Company will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.
Organization and Offering Expenses
Organization costs are expensed as incurred and offering expenses associated with the Company’s public offerings are recorded as a reduction of gross offering proceeds in additional paid-in capital. See “Note 10” for additional information regarding when organization and offering expenses become reimbursable.
Income Taxes
The Company currently operates as a REIT under the Internal Revenue Code of 1986, as amended, for federal income tax purposes, and elected to be treated as such beginning with its taxable year ended December 31, 2017. As a REIT, the Company generally is not subject to federal income taxes on net income it distributes to stockholders. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the

Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.
Net Income (Loss) Per Common Share
The Company computes net income (loss) per common share by dividing net income (loss) by the weighted-average number of common shares outstanding during the period for each class. There are no class specific expenses and each class of common stock shares equally in the profits and losses of the Company. There were no dilutive shares for the years ended December 31, 2018, 2017 and 2016.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. The Company believes it mitigates this risk by investing its cash with high-credit quality financial institutions.
Fair Value Measurements
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that the Company could realize upon settlement.
The fair value hierarchy is as follows:
Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3—Unobservable inputs that cannot be corroborated by observable market data.
Recently Issued Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard when it became effective for the Company, as of the reporting period beginning January 1, 2019, and the Company elected the practical expedients available for implementation under the standard. Under the practical expedients election, the Company would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. The Company also adopted ASU 2018-01 when it became effective for the Company, as of the reporting period beginning January 1, 2019, and the Company elected the practical expedients available for implementation under the standard. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and nonlease components. The Company adopted ASU 2018-20 when it became effective for the Company, as of the reporting period beginning January 1, 2019, and the Company elected the practical expedients available for implementation under the standard. The adoption of these standards did not have a material effect on the Company’s consolidated financial statements.
3. REAL ESTATE ACQUISITIONS
The Company completed its first asset acquisition in February 2018. During the year ended December 31, 2018, the Company allocated the purchase price of its acquisitions to land, building, and intangible lease assets and liabilities as follows:

	For the Year Ended December 31,
(in thousands)	2018	2017
Land	$91,087	$—
Building	188,638	—
Intangible lease assets	24,098	—
Above-market lease assets	247	—
Below-market lease liabilities	(4,042)	—
Total purchase price (1)	$300,028	$—

(1)    Total purchase price is equal to the total consideration paid.

The Company acquired 100% of the following properties, all of which determined to be asset acquisitions, during the year ended December 31, 2018:

($ in thousands)	Acquisition Date	Number of Buildings	Total Purchase Price (1)
2018 Acquisitions:
Ontario Industrial Center	2/26/2018	1	$10,595
Medley Industrial Center	4/11/2018	1	7,423
Ontario Distribution Center	5/17/2018	1	30,758
Park 429 Logistics Center	6/7/2018	2	44,882
Pescadero Distribution Center	6/20/2018	1	45,623
Gothard Industrial Center	6/25/2018	1	10,096
Midway Industrial Center	10/22/2018	1	8,127
Executive Airport Distribution Center	11/20/2018	1	51,070
Iron Run Distribution Center	12/4/2018	1	15,522
Elgin Distribution Center	12/11/2018	1	20,983
Addison Distribution Center II	12/21/2018	1	12,448
Fontana Distribution Center	12/28/2018	1	42,501
Total 2018 Acquisitions		13	$300,028

(1)	Total purchase price is equal to the total consideration paid.
Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. The weighted-average amortization periods for the intangible lease assets and liabilities acquired in connection with the Company’s acquisitions during the year ended December 31, 2018, as of the respective date of each acquisition, was 5.8 years.

4. INVESTMENT IN REAL ESTATE
As of December 31, 2018, the Company’s investment in real estate properties consisted of 13 industrial buildings. As of December 31, 2017, the Company did not own any properties.

	As of December 31,
(in thousands)	2018	2017
Land	$91,087	$—
Building and improvements	188,872	—
Intangible lease assets	24,492	—
Construction in progress	476	—
Investment in real estate properties	304,927	—
Less accumulated depreciation and amortization	(3,556)	—
Net investment in real estate properties	$301,371	$—
Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities as of December 31, 2018 and 2017 included the following:

	As of December 31, 2018			As of December 31, 2017
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$24,245	$(1,450)	$22,795	$—	$—	$—
Above-market lease assets (1)	247	(15)	232	—	—	—
Below-market lease liabilities (2)	(4,042)	582	(3,460)	—	—	—

(1)	Included in net investment in real estate properties on the consolidated balance sheets.

(2)	Included in other liabilities on the consolidated balance sheets.
The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2018, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
2019	$4,851	$68	$(971)
2020	4,679	68	(823)
2021	4,264	54	(700)
2022	3,256	25	(496)
2023	2,594	17	(282)
Thereafter	3,151	—	(188)
Total	$22,795	$232	$(3,460)

Future Minimum Rent
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Company from its customers under the terms of non-cancelable operating leases in effect as of December 31, 2018, excluding rental revenues from the potential renewal or replacement of existing leases and from future tenant reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Base Rental Payments
2019	$14,354
2020	14,877
2021	14,567
2022	12,756
2023	10,834
Thereafter	21,378
Total	$88,766
Rental Revenue Adjustments and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$1,106	$—	$—
Above-market lease amortization	(15)	—	—
Below-market lease amortization	582	—	—
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$2,091	$—	$—
Intangible lease asset amortization	1,450	—	—
5. LINE OF CREDIT
On September 18, 2017, the Company entered into a credit facility agreement with an initial aggregate revolving loan commitment of $100.0 million, and on June 28, 2018, the Company increased the commitment to $200.0 million. The Company has the ability from time to time to increase the size of the credit facility by up to an additional $400.0 million for a total of up to $600.0 million, subject to receipt of lender commitments and satisfaction of other conditions. Any increase to the size of the credit facility may be in the form of an increase in the aggregate revolving loan commitments, the establishment of a term loan, or a combination of both. The maturity date of the line of credit is September 18, 2020, and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Borrowings under the line of credit will be charged interest based on either: (i) the London Interbank Offered Rate (“LIBOR”) plus a margin ranging from 1.60% to 2.50%; or (ii) an alternative base rate plus a margin ranging from 0.60% to 1.50%, each depending on the Company’s consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The line of credit is available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by the Company. A pledge of equity interests in the Company’s subsidiaries that directly own unencumbered properties will be provided until such time as the Company elects to terminate such pledges, subject to satisfaction of certain financial covenants. As of December 31, 2018, the Company had $119.0 million outstanding under the line of credit with an interest rate of 4.10%; the unused portion was $80.9 million, of which $63.7 million was available. As of December 31, 2017, there were no amounts outstanding under the line of credit.
Unamortized debt issuance costs and accumulated amortization of debt issuance costs related to the line of credit were $1.2 million and $0.6 million, respectively, as of December 31, 2018. Unamortized debt issuance costs and accumulated amortization of debt issuance costs related to the line of credit were $0.9 million and $0.1 million, respectively, as of December 31, 2017. Additionally, the Company’s interest expense for the years ended December 31, 2018 and 2017, included

$0.5 million and $0.1 million, respectively, of amortization of debt issuance costs related to the line of credit. There were no debt issuance costs for the year ended December 31, 2016.
The Company’s line of credit contains various property-level covenants, including customary affirmative and negative covenants, as well as certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. The Company was in compliance with all covenants as of December 31, 2018.
6. NOTES PAYABLE TO STOCKHOLDERS
On December 1, 2016, the Company issued to each of the 125 separate investors in the private offering (as described in “Note 8”) a promissory note with a principal amount of approximately $3,003. The purchase price for each note was approximately $3,003, for an aggregate amount of approximately $376,000. The Company pays interest on the unpaid principal amount of the notes at a fixed rate of 18.25% per annum per note payable semi-annually in arrears. The notes mature on November 30, 2046. Some or all of the notes may be prepaid by the Company at any time, in whole or in part, provided that (i) the Company will pay on the date of such prepayment all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the 18-month anniversary of the issue date of the note, the Company will pay on the date of such prepayment a one-time premium equal to $300 per note. The Company issued the notes as part of the private offering in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.
There were no unamortized debt issuance costs related to the Notes as of December 31, 2018. Unamortized debt issuance costs related to the notes were $22,636 and $72,024 as of December 31, 2017 and 2016, respectively. Accumulated amortization of debt issuance costs related to the notes were $74,082 and $51,446 as of December 31, 2018 and 2017, respectively. Additionally, the Company’s interest expense for the years ended December 31, 2018, 2017 and 2016 included $22,636, $49,388 and $2,058, respectively, of amortization of debt issuance costs related to the notes.
7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company estimates fair value of its financial instruments using available market information and valuation methodologies it believes to be appropriate for these purposes. As of December 31, 2018 and 2017, the fair values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values due to the short-term nature of these instruments. The table below includes fair values for certain of the Company’s financial instrument for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	December 31, 2018		December 31, 2017
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Line of credit	$119,000	$119,000	$—	$—
Notes payable to stockholders	376	376	376	376
8. STOCKHOLDERS’ EQUITY
Initial Public Offering
The Company has registered with the SEC an initial public offering of up to $2.0 billion in shares of its common stock in any combination of Class T shares, Class W shares and Class I shares, consisting of $1.5 billion in the primary offering and up to $500.0 million in shares under the distribution reinvestment plan. The Company is offering shares of its common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of the Company’s common stock most recently disclosed. The Company’s NAV per share is calculated as of the last calendar day of each month for each of its outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to the Company’s distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. The Company may update a previously disclosed transaction price in cases where the Company believes there has been a material change (positive or negative) to its NAV per share relative to the most recently disclosed monthly NAV per share. The Company’s initial public offering is a continuous offering that was initially expected to end no later than February 18, 2019. On January 4, 2019, the Company filed a new registration statement for a follow-on public offering of up to $2.0 billion in Class T shares, Class I shares and Class W shares of common stock, consisting of up to $1.5 billion offered in the primary offering and up to $500.0 million offered under the distribution reinvestment plan. The Company may reallocate amounts between the primary offering and distribution reinvestment plan. This registration statement is not yet effective and the Company’s initial public offering will continue until the time that such registration statement becomes effective.

The Class T shares, Class W shares, and Class I shares, all of which are collectively referred to herein as shares of common stock, have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. The per share amount of distributions paid on Class T shares and Class W shares will be lower than the per share amount of distributions paid on Class I shares because of the distribution fees payable with respect to Class T shares and Class W shares sold in the primary offering.
The Company is offering to sell its common stock in any combination of the share classes with an aggregate dollar value up to the maximum offering amount. The Company has the right to reallocate the shares of common stock offered between the Company’s primary offering and the Company’s distribution reinvestment plan. Black Creek Capital Markets, LLC (the “Dealer Manager”), a related party, provides dealer manager services in connection with the Company’s initial public offering. The Company’s initial public offering is a best efforts offering, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in the initial public offering, but will use its best efforts to sell the shares of common stock.
Private Offering
On December 1, 2016, the Company issued to each of 125 separate investors 56 Class I shares of common stock and 56 Class T shares of common stock. The purchase price for all shares was $8.90 per share. In the aggregate, the Company issued 7,000 Class I shares and 7,000 Class T shares for $124,600. The Company issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder. In conjunction with issuing these shares, the Company incurred offering costs of $24,694. These costs were determined to be a cost of raising capital and were recorded as additional paid-in capital. The private offering also included the issuance of promissory notes to the investors, as described in “Note 6.” See below for a summary of total amount raised in the private offering.
Summary of the Public and Private Offerings
A summary of the Company’s initial public offering (including shares sold through the primary offering and the Company’s distribution reinvestment plan (“DRIP”)) and its private offering, as of December 31, 2018, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders	Total
Amount of gross proceeds raised:
Primary offering	$205,732	$1,541	$2,975	$—	$210,248
DRIP	1,900	6	106	—	2,012
Private offering	62	—	62	376	500
Total offering	$207,694	$1,547	$3,143	$376	$212,760
Number of shares issued:
Primary offering	19,611	154	318	—	20,083
DRIP	190	1	11	—	202
Private offering	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	19,808	161	339	—	20,308
As of December 31, 2018, approximately $1.79 billion in shares of common stock remained available for sale pursuant to the Company’s initial public offering in any combination of Class T, Class W and Class I shares, including approximately $498.0 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.

Common Stock
The following table summarizes the changes in the shares outstanding for each class of common stock for the periods presented below:

(in thousands)	Class T Shares	Class W Shares	Class I Shares (1)	Total Shares
Balance as of December 31, 2015	—	—	20	20
Issuance of common stock:
Primary shares	—	—	221	221
Private offering shares	7	—	7	14
Balance as of December 31, 2016	7	—	248	255
Issuance of common stock:
Primary shares	968	—	—	968
DRIP	1	—	5	6
Stock dividends	—	6	3	9
Balance as of December 31, 2017	976	6	256	1,238
Issuance of common stock:
Primary shares	18,643	154	97	18,894
DRIP	189	1	6	196
Redemptions	(49)	—	(14)	(63)
Balance as of December 31, 2018	19,759	161	345	20,265

(1)	Includes 20,000 Class I shares sold to the Advisor in November 2014. See “Note 10” for additional information.
Dividends
Prior to the third quarter of 2017, cash distributions were paid on a quarterly basis and were calculated for each day the stockholder had been a stockholder of record during such quarter. Beginning with the third quarter of 2017, cash distributions have been paid on a monthly basis and are calculated as of monthly record dates. Cash distributions for stockholders who had elected to participate in the Company’s distribution reinvestment plan were reinvested into shares of the same class of the Company’s common stock as the shares to which the distributions related. In addition to the cash distributions, the Company’s board of directors authorized special daily stock dividends to all common stockholders of record as of the close of business on each day for the first, second and third quarters of 2017 in an amount equal to 0.0000410959 of a share of common stock on each outstanding share of common stock. These special stock dividends were issued as additional shares of the same class of the Company’s common stock as the shares to which the stock dividends related. The special stock dividends were issued and recorded in our stockholder records on the first business day of the calendar month immediately following the last day of the applicable calendar quarter. Stock dividends for each stockholder were calculated for each day the stockholder had been a stockholder of record during such quarter. In addition to the special stock dividends, the Company’s board of directors authorized the issuance of a stock dividend to all holders of Class T shares, whereby each Class T shareholder of record as of the close of business on September 29, 2017 received 50 Class W shares. This stock dividend was issued following the close of business on October 2, 2017. The Company refers to cash distributions and stock dividends collectively as dividends.

Cash Distributions. The following table summarizes the Company’s cash distribution activity (including distributions reinvested in shares of the Company’s common stock) for each of the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash	Reinvested in Shares	Distribution Fees (2)	Gross Distributions (3)
2018
December 31	$0.13625	$747	$1,102	$406	$2,255
September 30	0.13625	496	681	255	1,432
June 30	0.13625	305	399	147	851
March 31	0.13625	140	197	67	404
Total	$0.54500	$1,688	$2,379	$875	$4,942
2017
December 31	$0.13625	$45	$44	$12	$101
September 30	0.13625	25	11	—	36
June 30	0.12950	23	10	—	33
March 31	0.12950	23	10	—	33
Total	$0.53150	$116	$75	$12	$203
2016
December 31 (4)	$0.12950	$8	$4	$—	$12

(1)
Amounts reflect the quarterly distribution rate authorized by the Company’s board of directors per Class T share, per Class W share, and per Class I share of common stock. As noted above, commencing with the third quarter of 2017, distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares and Class W shares of common stock are reduced by the respective distribution fees that are payable with respect to such Class T shares and Class W shares.

(2)
Distribution fees are paid monthly to the Dealer Manager with respect to Class T shares and Class W shares issued in the primary portion of the Company’s initial public offering only. Refer to “Note 10” for further detail regarding distribution fees.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares.

(4)
Cash distributions were authorized to all common stockholders of record as of the close of business on each day commencing on the date that the minimum offering requirements were met in connection with the initial public offering and ending on the last day of the quarter in which the minimum offering requirements were met (the “Initial Quarter”). The Company met the minimum offering requirements in connection with the initial public offering on November 30, 2016. Accordingly, the Initial Quarter commenced on that date and ended on December 31, 2016.

Redemptions
Subject to certain restrictions and limitations, a stockholder may redeem shares of the Company’s common stock, regardless of share class, for cash at a price equal to the transaction price in effect as of the last calendar day of that month, except that shares of the Company’s common stock that have not been outstanding for at least one year will be redeemed at 95.0% of the transaction price and Class T shares that have been outstanding for at least one year but less than two years will be redeemed at 97.5% of the transaction price. The “transaction price” generally will be equal to the NAV per share of the Company’s common stock most recently disclosed by the Company. Redemptions are limited by the Company in accordance with a monthly and quarterly cap. While the Company is not obligated to redeem shares of its common stock under its share redemption program, it intends to redeem shares under its share redemption program on a monthly basis. However, the Company’s board of directors may determine from time to time to adjust the timing of redemptions or suspend, terminate or otherwise modify the Company’s share redemption program.

The following table summarizes the Company’s redemption activity for the periods presented below:

	For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Number of eligible shares redeemed	63	—	—
Aggregate dollar amount of shares redeemed	$603	$—	$—
Average redemption price per share	$9.57	$—	$—
9. INCOME TAXES
The Company has concluded there were no uncertain tax positions as of December 31, 2018, 2017 and 2016. The U.S. is the major tax jurisdiction for the Company and the earliest tax year subject to examination by the taxing authority is 2015.
Distributions
Distributions to stockholders are characterized for federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed the Company’s current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. Under the new tax laws effective January 1, 2018, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. This eligibility for a 20% deduction will expire as of 2025. At the beginning of each year, the Company notifies its stockholders of the taxability of the distributions paid during the preceding year. The unaudited preliminary taxability of the Company’s 2018 and 2017 distributions were:

	For the Year Ended December 31,
(unaudited)	2018	2017
Ordinary income	—%	—%
Non-taxable return of capital	100.0	100.0
Long-term capital gain	—	—
Total distribution	100.0%	100.0%
As distributions were not paid until January 2017, there was no taxability of the Company’s distributions for the year ended 2016.
10. RELATED PARTY TRANSACTIONS
The Company relies on the Advisor, a related party, to manage the Company’s day-to-day operating and acquisition activities and to implement the Company’s investment strategy pursuant to the terms of the amended and restated advisory agreement (2018), dated June 13, 2018, as amended on January 1, 2019 (the “Advisory Agreement”), by and among the Company, the Operating Partnership and the Advisor. The current term of the Advisory Agreement ends June 13, 2019, subject to renewals by the Company’s board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with the Initial Public Offering pursuant to the terms of the second amended and restated dealer manager agreement, effective as of July 1, 2017 (the “Dealer Manager Agreement”), by and among the Company, the Advisor and the Dealer Manager. Black Creek Property Management Company LLC (the “Property Manager”) may perform certain property management services on behalf of the Company and the Operating Partnership. BCI IV Advisors Group LLC, the sponsor of the Company (the “Sponsor”), which owns the Advisor, is presently directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates and the Sponsor and the Advisor are jointly controlled by the estate of Mr. Blumberg, Messrs Mulvihill and Zucker and/or their respective affiliates. The Dealer Manager and the Property Manager are presently each directly or indirectly majority owned, controlled and/or managed by the estate of Mr. Blumberg, Messrs Mulvihill and/or Zucker and/or their respective affiliates. Mr. Zucker is the Chairman of our board of directors. The Advisor, the Sponsor, the Dealer Manager and the Property Manager receive compensation in the form of fees and expense reimbursements for services relating to the Initial Public Offering and for the investment and management of the Company’s assets. The following is a description of the fees and expense reimbursements payable to the Advisor, the Sponsor, the Property Manager and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement, the Dealer Manager Agreement, the amended and restated management agreement between the Company and the Property Manager, and the fourth amended and restated limited partnership agreement of the Operating Partnership, and is qualified in its entirety by reference to such agreements, which are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2018.
Selling Commissions, Dealer Manager Fees and Distribution Fees. The Dealer Manager is entitled to receive upfront selling commissions and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the offering price at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of Class T shares and Class W shares sold in the primary offering. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class.

	Class T	Class W	Class I
Selling commissions (as % of offering price)	up to 2.0%	—%	—%
Dealer manager fees (as % of offering price)	up to 2.5%	—%	—%
Distribution fees (as % of NAV per annum)	1.0%	0.5%	—%
The Company will cease paying the distribution fees with respect to individual Class T shares and Class W shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T share or Class W share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of the Company’s common stock on a national securities exchange; (ii) the Company’s merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with the Company’s transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.5% of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in the primary offering.
Advisory Fee. The advisory fee consists of a fixed component and a performance component. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to the Company and a fee payable to the Advisor in connection with a disposition. The following table details the fixed component of the advisory fee.

Fixed Component
% of aggregate cost of real property assets located in the U.S. (per annum)	0.80%
% of aggregate cost of real property assets located outside the U.S. (per annum)	1.20%
% of aggregate cost or investment of any interest in any other real estate-related entity or debt investment or other investment (per annum)	0.80%
% of total consideration paid in connection with the disposition of real property or a liquidity event involving gross market capitalization of the Company upon occurrence of a listing	1.00%
The performance component of the advisory fee, which generally will be paid to the Sponsor in its capacity as holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”), is a performance based amount in the form of an allocation and distribution. This amount will be paid to the Sponsor, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Sponsor, all or a portion of this amount will be paid instead to the Advisor in the form of an allocation and distribution, as described in the Advisory Agreement.
The performance component of the advisory fee is calculated as the lesser of: (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward; and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5.0% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted average Fund Interests outstanding during the year. In no event will the performance component of the advisory fee be less than zero. “Fund Interests” means the outstanding shares of the Company’s common stock and any Operating Partnership units (the “OP Units”) held by third parties. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Sponsor or the Advisor, as applicable, will earn a performance component equal to 100.0% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward.
The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from the Company’s payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., the Company’s ongoing class-specific fees). If the performance component is being calculated with respect to a year in which the Company completes a liquidity event, for purposes of determining the annual total return amount, the change in NAV per Fund Interest will be deemed to equal the difference between the NAV per Fund Interest as of the end of the prior calendar year and the value per Fund Interest determined in connection with such liquidity event, as described in the Advisory Agreement. The “loss carryforward” referred to above tracks any negative annual total return amounts from prior years and offsets the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. The loss carryforward was zero as of the effective date of the Advisory Agreement.
The performance component of the advisory fee is calculated as the lesser of: (i) 12.5% of (a) the annual total return amount less (b) any loss carryforward; and (ii) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per fund interest at the beginning of such year.
Property Management and Leasing Fees. Property management fees may be paid to the Property Manager or its affiliates in an amount equal to a market based percentage of the annual gross revenues of each real property owned by the Company and managed by the Property Manager. Such fee is expected to range from 2.0% to 5.0% of annual gross revenues. In addition, the Company may pay the Property Manager or its affiliates a separate fee for initially leasing‑up the Company’s real properties, for leasing vacant space in the Company’s real properties and for renewing or extending current leases on the Company’s real properties. Such leasing fee will be in an amount that is usual and customary for comparable services rendered to similar assets in the geographic market of the asset (generally expected to range from 2.0% to 8.0% of the projected first year’s annual gross revenues of the property); provided, however, that the Company will only pay a leasing fee to the Property Manager or its affiliates if the Property Manager or its affiliates provide leasing services, directly or indirectly. No property management nor leasing fees had been incurred as of December 31, 2018.
Organization and Offering Expenses. The Advisor agreed to advance all of the Company’s organization and offering expenses on the Company’s behalf, excluding upfront selling commissions, dealer manager fees and distribution fees, through December 31, 2019. The Company will reimburse the Advisor for all such advanced expenses ratably over the 60 months following December 31, 2019. Beginning January 1, 2020, the Company will reimburse the Advisor for any organization and offering expenses that it pays on the Company’s behalf as and when paid. The Company’s total cumulative organization and offering expenses may not exceed 15.0% of the gross proceeds from the primary offering. As such, the Company does not consider organization and offering expenses above that amount to be currently payable, but such amounts may become payable in the future.
Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, the Company has agreed to reimburse the Advisor for all acquisition expenses incurred on the Company’s behalf in connection with the selection, acquisition, development or origination of its investments, whether or not such investments are acquired. As these expense reimbursements are not directly attributable to a specified property, they are expensed as incurred on the consolidated statements of operations. Until December 31, 2019, the Advisor will defer reimbursement of all or a portion of acquisition expenses incurred or paid on the Company’s behalf if, in a given month, the reimbursement of acquisition expenses to the Advisor would cause the NAV per share to be lower than the lesser of $10.00 or the NAV per share calculated for the prior month, which the Company refers to as a shortfall. If the reimbursement would result in a shortfall, then the Advisor will defer reimbursement of acquisition expenses in the amount necessary to prevent a shortfall for such month. The Advisor will be reimbursed for any such unreimbursed acquisition expenses ratably over the eighteen months following December 31, 2019.
Fees from Other Services. The Company retains certain of the Advisor’s affiliates, from time to time, for services relating to the Company’s investments or its operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting‑related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Any such arrangements will be at market rates or reimbursement of costs.

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable:

	For the Year Ended December 31,			Payable as of
(in thousands)	2018	2017	2016	December 31, 2018	December 31, 2017
Expensed:
Organization costs (1)	$—	$78	$40	$78	$78
Advisory fee—fixed component	901	—	—	200	—
Advisory fee—performance component	723	—	—	723	—
Acquisition expense reimbursements	4,900	—	—	3,500	—
Other expense reimbursements (2)	1,195	185	1	299	59
Total	$7,719	$263	$41	$4,800	$137
Additional Paid-In Capital:
Selling commissions	$4,372	$203	$—	$—	$—
Dealer manager fees	4,430	253	—	—	—
Offering costs (1)	13,270	849	—	14,119	849
Distribution fees—current (3)	875	12	—	168	8
Distribution fees—trailing (3)	7,063	394	—	7,457	394
Total	$30,010	$1,711	$—	$21,744	$1,251

(1)	As of December 31, 2018, the Advisor had incurred $14.4 million of offering costs and $0.1 million of organization costs on behalf of the Company.

(2)
Other expense reimbursements include certain expenses incurred in connection with the services provided to the Company under the Advisory Agreement. These reimbursements include a portion of compensation expenses of individual employees of the Advisor, including certain of the Company’s named executive officers, related to services for which the Advisor does not otherwise receive a separate fee. The Company reimbursed the Advisor approximately $0.9 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively, for such compensation expenses. There were no amounts reimbursed to the Advisor for the year ended December 31, 2016. The remaining amount of other expense reimbursements relate to other general overhead and administrative expenses including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

(3)
The distribution fees accrue daily and are payable monthly in arrears. The monthly amount of distribution fees payable is included in distributions payable on the consolidated balance sheets. Additionally, the Company accrues for estimated trailing amounts payable based on the shares outstanding as of the balance sheet date, which are included in distribution fees payable to affiliates on the consolidated balance sheets. All or a portion of the distribution fees are reallowed or advanced by the Dealer Manager to unaffiliated participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares.

Transactions with Affiliates
In November 2014, the Company sold 20,000 shares of Class A common stock to the Advisor at a price of $10.00 per share. Additionally, the Operating Partnership issued 20,000 OP Units to the Company in exchange for $200,000. BCI IV Operating Partnership LP (the “Operating Partnership”) also issued 100 Special Units to the Sponsor for consideration of $1,000. The Special Units are classified as noncontrolling interests.
Expense Support Agreement
On October 27, 2016, the Company entered into an Expense Support Agreement (the “Expense Support Agreement”) with the Operating Partnership and the Advisor. See the Company’s 2016 Form 10-K for a description of the Expense Support Agreement in effect for the six months ended June 30, 2017. Effective July 1, 2017, the Expense Support Agreement was amended and restated. Pursuant to the amended and restated Expense Support Agreement, effective for each quarter commencing October 1, 2016 and ending June 30, 2020, the Advisor has agreed to defer payment of all or a portion of the fixed component of the advisory fee otherwise payable to it pursuant to the Advisory Agreement, if the sum of (i) funds from operations (“FFO”) as disclosed in the Company’s quarterly and annual reports, (ii) the Company’s acquisition expenses and (iii) the performance component of the advisory fee for a particular quarter (collectively, the “Expense Support Threshold”) is less than the aggregate gross cash distributions declared for such quarter, assuming all such cash distributions had been declared at the aggregate distribution rate for Class I shares authorized by the Company’s board of directors for such quarter

(“Baseline Distributions”). The amount of the fixed component of the advisory fee that will be deferred for a particular quarter, if any, will equal the lesser of (i) the difference between the Expense Support Threshold and Baseline Distributions for such quarter and (ii) the entire fixed component of the advisory fee payable to the Advisor pursuant to the Advisory Agreement for such quarter.
In addition, if in a given calendar quarter, the Expense Support Threshold is less than Baseline Distributions for such quarter, and the deferred fixed component of the advisory fee is not sufficient to satisfy the shortfall for such quarter, or a “Deficiency,” the Advisor will be required to fund certain of the Company’s or the Operating Partnership’s expenses in an amount equal to such Deficiency. In no event will the aggregate of the deferred fixed component of the advisory fee and the Deficiency support payments exceed $15.0 million (the “Maximum Amount”).
Subject to certain conditions, the Advisor is entitled to reimbursement from the Company for any fixed component of the advisory fee that is deferred and any Deficiency support payments that the Advisor makes pursuant to the Expense Support Agreement; provided, that, the Company will not be obligated to reimburse the Advisor for any amount not reimbursed by the Company to the Advisor within three years after the quarter in which such reimbursable amount originated. For any quarter in which the Expense Support Threshold exceeds Baseline Distributions for that quarter, the Expense Support Agreement requires that the Company reimburse the Advisor in an amount equal to the lesser of (i) the difference between the Expense Support Threshold and Baseline Distributions and (ii) the sum of all outstanding reimbursable amounts, including any Deficiency support payments. Further, in the event that the Company terminates the Advisory Agreement without cause and not in connection with a liquidity event, any reimbursable amounts that have not expired or been repaid pursuant to the terms of the Expense Support Agreement will become immediately due and payable to the Advisor. The Company’s obligation to reimburse the Advisor will be non-interest bearing.
During the term of the Expense Support Agreement, the Company may be able to use cash flow from operations to pay distributions to its stockholders that would otherwise be used to pay the fixed component of the advisory fee or expenses. Although the Expense Support Agreement has an effective term through June 30, 2020, the Expense Support Agreement may be terminated prior thereto without cause or penalty by a majority of the Company’s independent directors upon 30 days’ prior written notice to the Advisor. In addition, the Advisor’s obligations under the Expense Support Agreement will immediately terminate upon the earlier to occur of (i) the termination or non-renewal of the Advisory Agreement, (ii) the Company’s delivery of notice to the Advisor of its intention to terminate or not renew the Advisory Agreement, (iii) the Company’s completion of a liquidity event or (iv) the time the Advisor has deferred, waived or paid the Maximum Amount. Further, the Advisor may elect to immediately terminate its obligations under the Expense Support Agreement if the Company modifies the calculation of FFO. Except with respect to the early termination events described above, any obligation of the Advisor to make payments under the Expense Support Agreement with respect to the calendar quarter ending June 30, 2020 will remain operative and in full force and effect through the end of such quarter.
When the Expense Support Agreement terminates, the Advisor will not have an obligation to defer fees or support expenses in order to support the Company’s cash distributions. Notwithstanding the foregoing, amounts deferred or reimbursed pursuant to the Expense Support Agreement shall survive any termination or expiration and remain subject to the reimbursement terms described above without modification.
On January 1, 2019, the Company amended and restated the Expense Support Agreement. Refer to “Note 15” for further detail.
The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the Expense Support Agreement. As of December 31, 2018, the aggregate amount paid by the Advisor pursuant to the Expense Support Agreement was $7.5 million. No amounts have been reimbursed to the Advisor by the Company.

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Fees deferred	$901	$—	$—
Other expenses supported	4,682	1,735	150
Total expense support from Advisor (1)	$5,583	$1,735	$150

(1)
As of December 31, 2018 and 2017, $0.7 million and $0.2 million, respectively, of expense support was payable to the Company by the Advisor and is included in due from affiliates on the consolidated balance sheets.

11. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Interest paid	$1,521	$84	$13
Distributions payable	920	56	11
Distribution fees payable to affiliates	7,457	394	—
Distributions reinvested in common stock	1,959	53	—
Accrued offering and organization costs due to the Advisor	14,197	927	—
Accrued acquisition expense reimbursements due to the Advisor	3,500	—	—
Non-cash capital expenditures	55	—	—
Non-cash selling commissions and dealer manager fees	8,802	203	—
Restricted Cash
As of December 31, 2018, restricted cash consisted of cash held in escrow in connection with certain estimated property improvements. As of December 31, 2017, restricted cash consisted of amounts deposited with a third-party escrow agent related to the notes issued pursuant to the private offering, which was released to the Company from escrow in January 2018. See “Note 6” for further information on the notes, and “Note 8” for further information on the private offering. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Beginning of period:
Cash and cash equivalents	$10,565	$1,640	$201
Restricted cash	481	481	—
Cash, cash equivalents and restricted cash	$11,046	$2,121	$201
End of period:
Cash and cash equivalents	$19,016	$10,565	$1,640
Restricted cash	5	481	481
Cash, cash equivalents and restricted cash	$19,021	$11,046	$2,121
12. NONCONTROLLING INTERESTS
Special Units
In November 2014, the Operating Partnership issued 100 Special Units to the parent of the Advisor for consideration of $1,000. The holder of the Special Units does not participate in the profits and losses of the Operating Partnership. The Sponsor in its capacity as holder of the Special Units will be paid a performance based amount in the form of an allocation and distribution. Refer to “Note 10” for details regarding the performance component of the advisory fee. This amount will be paid to the Sponsor, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Sponsor, will be paid instead to the Advisor in the form of an allocation and distribution, as described in the Advisory Agreement. The limited partner interests not owned by the Company are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

13. COMMITMENTS AND CONTINGENCIES
The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company.
Environmental Matters
A majority of the properties the Company acquires have been or will be subject to environmental reviews either by the Company or the previous owners. In addition, the Company may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Company has or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Company may purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Company is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations as of December 31, 2018.
14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Selected quarterly financial data is as follows:

	For the Quarter Ended
(in thousands, except per share data)	March 31	June 30	September 30	December 31
2018
Total revenues	$93	$790	$2,429	$3,208
Total operating expenses	$(1,375)	$(2,905)	$(4,419)	$(5,377)
Total other expenses	$(183)	$(324)	$(894)	$(849)
Expense support from the Advisor	$1,062	$1,400	$1,354	$1,767
Net loss	$(403)	$(1,039)	$(1,530)	$(1,251)
Net loss attributable to common stockholders	$(403)	$(1,039)	$(1,530)	$(1,251)
Net loss per common share - basic and diluted (1)	$(0.14)	$(0.17)	$(0.15)	$(0.08)
Weighted-average shares outstanding	2,961	6,248	10,491	16,562
2017
Total revenues	$—	$—	$—	$—
Total operating expenses	$(252)	$(306)	$(377)	$(288)
Total other expenses	$(33)	$(34)	$(56)	$(186)
Expense support from the Advisor	$318	$373	$469	$575
Net income	$33	$33	$36	$101
Net income attributable to common stockholders	$33	$33	$36	$101
Net income per common share - basic and diluted (1)	$0.13	$0.13	$0.14	$0.14
Weighted-average shares outstanding	256	258	260	745

(1)
Quarterly net loss per common share amounts do not total the annual net loss per common share amount due to changes in the number of weighted-average shares outstanding calculated on a quarterly and annual basis and included in the net loss per share calculation.

15. SUBSEQUENT EVENTS
Status of the Public and Private Offering
A summary of the Company’s initial public offering (including shares sold through the primary offering and the Company’s distribution reinvestment plan (“DRIP”)) and its private offering, as of February 28, 2019 is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders (1)	Total
Amount of gross proceeds raised:
Primary offering	$261,319	$4,742	$4,381	$—	$270,442
DRIP	2,832	14	123	—	2,969
Private offering (2)	62	—	62	376	500
Total offering	$264,213	$4,756	$4,566	$376	$273,911
Number of shares issued:
Primary offering	24,890	472	458	—	25,820
DRIP	282	1	12	—	295
Private offering (2)	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	25,179	479	480	—	26,138

(1)	Amount relates to promissory notes issued to stockholders in the private offering. See “Note 6” for additional details.

(2)	The private offering closed on December 1, 2016.
As of February 28, 2019, approximately $1.7 billion in shares of the Company’s common stock remained available for sale pursuant to the Company’s initial public offering in any combination of Class T shares, Class W shares or Class I shares, including approximately $497.0 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.
Completed Acquisitions
Airport Industrial Center. On January 8, 2019, the Company acquired one industrial building located in the Southern California market (the “Airport Industrial Center”). The total purchase price was $8.1 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.
Kelly Trade Center. On January 31, 2019, the Company acquired one industrial building located in the Austin market (the “Kelly Trade Center”). The total purchase price was $15.3 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.
7A Distribution Center. On February 11, 2019, the Company acquired one industrial building located in the New Jersey market (the “7A Distribution Center”). The total purchase price was $12.1 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.
Acquisitions Under Contract
As of February 28, 2019, the Company had entered into a contract to acquire a property with a contract purchase price of approximately $8.5 million, comprised of one industrial building.
Amended and Restated Credit Facility Agreement
On February 21, 2019, the Company amended and restated its then existing $200.0 million credit facility by amending it to provide for a $200.0 million line of credit facility and a $200.0 million term loan facility. The Company has the ability to increase the size of the aggregate commitment under the credit facility agreement up to $600.0 million, subject certain conditions. The line of credit matures in September 2020 and may be extended pursuant to two one-year extension options, subject to certain conditions. The term loan matures in February 2024. Borrowings under the credit facility agreement will be charged interest based on either: (i) LIBOR plus a margin ranging from 1.60% to 2.50% with respect to the line of credit and 1.25% to 2.05% with respect to the term loan; or (ii) an alternative base rate plus a margin ranging from 0.60% to 1.50% with respect to the line of credit and 0.25% to 1.05% with respect to the term loan, each depending on the Company’s consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. Borrowings under the line of credit and term loan are available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by the Company. A pledge of equity interests in the Company’s subsidiaries that directly own unencumbered properties will be provided until such time as the Company elects to terminate such pledges, subject to satisfaction of certain financial covenants. As of February 21, 2019, the Company had $90.0 million outstanding under the term loan and $17.0 million outstanding under the line of credit.
Amended and Restated Expense Support Agreement
On January 1, 2019, the Company, the Advisor and the Operating Partnership entered into the Second Amended and Restated Expense Support Agreement (the “Amended and Restated Expense Support Agreement”). The Amended and Restated Expense Support Agreement amended certain terms of the Expense Support Agreement that had been in effect since July 1, 2017. The Amended and Restated Expense Support Agreement revised the definition of “Expense Support Threshold” to mean, effective for each quarter commencing January 1, 2019 and ending June 30, 2020: the sum of (i) funds from operations (“FFO”), before taking into consideration any of the amounts paid to or by the Advisor pursuant to the Amended and Restated Expense Support Agreement, as disclosed in the Company’s quarterly and annual reports; (ii) the Company’s accrued acquisition expenses (net of any acquisition expenses paid by the Company or on its behalf); (iii) the performance component of the advisory fee; (iv) any adjustment that has been made in calculating the Company’s FFO based on straight-line rent and amortization of above/below market leases; (v) organization and offering expenses reimbursed by the Company to the Advisor; and (vi) the fair market value gain amount. In addition, the Amended and Restated Expense Support Agreement provides that, for purposes of calculating the Expense Support Threshold, the “fair market value gain amount” is an amount equal to up to the total net realized and unrealized fair market value gain on the Company’s real property investments, derivative instruments, and debt for a quarter. The Advisor, in its reasonable discretion, will determine the amount of such gain to be included in the calculation of the Expense Support Threshold each quarter; provided, that, in no event will the Advisor determine to include an amount of such gain that causes the Company’s NAV per share, as calculated in accordance with its valuation procedures for such quarter, to decrease below the lesser of (i) $10.00 per share and (ii) the Company’s most recently disclosed NAV per share. The Amended and Restated Expense Support Agreement further provides that, for purposes of calculating the Expense Support Threshold, the amounts in each of subsections (ii), (iii), (iv), and (v) of the definition will be a positive number if it was a deduction in calculating the Company’s FFO for such quarter, and conversely will be a negative number if it was an addition in calculating its FFO for such quarter.  For example, if straight-line rent and amortization of above/below-market leases was an addition in calculating the Company’s FFO, then it would be a negative number in calculating the Expense Support Threshold. The fair market value gain amount and NAV will not be subject to audit by our independent registered accounting firm.
The Amended and Restated Expense Support Agreement also extends the period during which the Advisor would be entitled to reimbursement from the Company for any fixed component of the advisory fee that is deferred and any Deficiency support payments that the Advisor makes pursuant to the Amended and Restated Expense Support Agreement. Under the amended and restated version of the agreement, other than under certain circumstances in connection with a Liquidity Event (described below), the Company will not be obligated to reimburse the Advisor for any amount not reimbursed by the Company to the Advisor within four years after the quarter in which such reimbursable amount originated.
The Amended and Restated Expense Support Agreement also provides the Advisor with a right to reimbursement from the Company, in connection with the Company’s completion of a Liquidity Event, for any fixed component of the advisory fee that is deferred and any Deficiency support payments that the Advisor makes. This right to reimbursement is not subject to the four-year limitation described above. The Company will reimburse the Advisor for any outstanding reimbursable amounts that have not been repaid, including amounts that have not been reimbursed by the Company within four years after the quarter in which such reimbursable amount originated (the “Outstanding Reimbursable Amounts”); provided that the Company will reimburse the Advisor in these circumstances only if the “Annual Total Return Amount” exceeds the “Total Return Hurdle” (each as described below); and provided further that the amount of the reimbursement shall equal the lesser of (i) the sum of all Outstanding Reimbursable Amounts, or (ii) the maximum amount permitted to be reimbursed without causing the Annual Total Return Amount to be less than the Total Return Hurdle. For purposes of the Expense Support Agreement, “Annual Total Return Amount” means (i) a cumulative, non-compounded pre-tax rate of return equal to (a) the sum of (x) the cumulative gross distributions per share declared by the Company since the date on which it first issued shares to third-party retail investors in its public offering (the “Inception Date”), and (y) the “Ending NAV,” less $10.00 (the deemed NAV on the Inception Date), (b) divided by $10.00, (ii) divided by the number of years, including fractional years, between the Inception Date and the Liquidity Event. “Ending NAV” means the NAV per share determined in connection with a Liquidity Event. In connection with a listing, the Ending NAV will be an amount equal to the per share market value of the listed shares based upon the average closing price or, if the average closing price is not available, the average of the bid and asked prices, for the 30-day period beginning 90 days after such listing. Upon a Liquidity Event other than a listing, the Ending NAV shall be an amount equal to the per share consideration received by stockholders in connection with such Liquidity Event. For purposes of the Amended and Restated Expense Support Agreement, “Total Return Hurdle” means a non-compounded, pre-tax annual rate of return equal to 5%. If Outstanding Reimbursable Amounts are payable to the Advisor, the Company will pay them prior to any payment of any other distribution to any other party in connection with a Liquidity Event.

BLACK CREEK INDUSTRIAL REIT IV INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

	# of Buildings	Debt	Initial Cost to Company			Costs Capitalized or Adjustments Subsequent to Acquisition	Gross Amount Carried as of December 31, 2018 (2)			Accumulated Depreciation and Amortization (3)	Acquisition Date	Depreciable Life (Years)
($ in thousands)			Land	Buildings and Improvements (1)	Total Costs		Land	Buildings and Improvements (1)	Total Costs (3)
Consolidated Industrial Properties:
Ontario Industrial Center in Ontario, CA	1	$—	$5,225	$5,370	$10,595	$35	$5,225	$5,405	$10,630	$(449)	2/26/2018	1-20
Medley Industrial Center in Medley, FL	1	—	2,864	4,559	7,423	26	2,864	4,585	7,449	(171)	4/11/2018	1-30
Ontario Distribution Center in Ontario, CA	1	—	14,657	16,101	30,758	35	14,657	16,136	30,793	(738)	5/17/2018	1-20
Park 429 Logistics Center in Ocoee, FL	2	—	7,963	36,919	44,882	181	7,963	37,100	45,063	(694)	6/7/2018	1-40
Pescadero Distribution Center in Tracy, CA	1	—	5,602	40,021	45,623	59	5,602	40,080	45,682	(857)	6/20/2018	1-40
Gothard Industrial Center in Huntington Beach, CA	1	—	5,325	4,771	10,096	45	5,325	4,816	10,141	(164)	6/25/2018	1-20
Midway Industrial Center in Odenton, MD	1	—	4,579	3,548	8,127	39	4,579	3,587	8,166	(96)	10/22/2018	1-20
Executive Airport Distribution Center in Henderson, NV	1	—	10,360	40,710	51,070	190	10,360	40,900	51,260	(238)	11/20/2018	1-40
Iron Run Distribution Center in Allentown, PA	1	—	5,483	10,039	15,522	24	5,483	10,063	15,546	(28)	12/04/2018	1-20
Elgin Distribution Center in Elgin, IL	1	—	4,032	16,951	20,983	37	4,032	16,988	21,020	(16)	12/11/2018	1-40
Addison Distribution Center II in Addison, IL	1	—	4,439	8,009	12,448	7	4,439	8,016	12,455	(22)	12/21/2018	1-30
Fontana Distribution Center in Fontana, CA	1	—	20,558	21,943	42,501	7	20,558	21,950	42,508	(83)	12/28/2018	1-20
Total	13	$—	$91,087	$208,941	$300,028	$685	$91,087	$209,626	$300,713	$(3,556)

(1)	Includes gross intangible lease assets of $24.5 million and gross intangible lease liabilities of $4.0 million.

(2)	As of December 31, 2018, the aggregate cost for federal income tax purposes of investments in property was $191.0 million (unaudited).

(3)	A summary of activity for investment in real estate properties is as follows:

(in thousands)	2018	2017
Investment in real estate properties:
Balance at beginning of period	$—	$—
Acquisition of properties	300,028	—
Improvements	685	—
Balance at end of period	$300,713	$—
Accumulated depreciation and amortization:
Balance at beginning of period	$—	$—
Additions charged to costs and expenses	(3,556)	—
Balance at end of period	$(3,556)	$—